DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

RECD S.E.C.
AUG - 2 2004
1086

File No. 82-4939

August 2, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

04035944

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Presentation dated July 22nd, 2004, entitled, "Toll Roads Division".
- Presentation dated July 22nd, 2004, entitled, "Highways Division".
- Presentation dated July 22nd, 2004, entitled, "January - June 2004 Results".
- Presentation entitled, "Earnings presentation: January-June 2004".
- First Half Numbers for 2004.

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford
Legal Assistant

PROCESSED
AUG 03 2004
THOMSON
FINANCIAL

Attachments

By Hand Delivery

(NY) 07945/001/12G04/06.10.sec.doc



Toll Roads Division

ferrovial

Madrid, 22nd July 2004

DISCLAIMER

This presentation is strictly confidential and is being furnished to you solely in connection with the preparation and publication of research reports about Grupo Ferrovial. S.A. ("Ferrovial"), which must be in compliance with the related research report guidelines. This presentation may not be reproduced or redistributed to any other person, and it may not be published, in whole or in part, for any purpose, except that information may be extracted herefrom and used in research reports about Ferrovial, in compliance with such guidelines. By receiving this presentation, you become bound by the restrictions contained herein and failure to comply with these restrictions may result in civil, administrative or criminal liability.

This presentation does not constitute or form part of any offer for sale or solicitation of any offer to buy any securities nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment to purchase shares.

The information contained in this document has solely been provided by Ferrovial.

This presentation contains forward-looking statements. All statements other than statements of historical fact included in this presentation, including without limitation those regarding Ferrovial's financial condition, operating performance, business strategy, management plans and objectives for future operations are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements, or industry results and conditions, to be materially different from those expected or implied by these forward-looking statements. These forward-looking statements are based on numerous assumptions regarding Ferrovial's present and future business strategies, operating results and the environment in which it expects to operate in the future. Important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

DISCLAIMER

- General economic conditions in the countries in which we operate, including inflation, interest rates, foreign exchange rates and tax rates
- Traffic volumes and the tariffs which we charge on our toll roads and the rate of expansion of our toll road network
- Our levels of capital expenditure and our costs of financing
- Litigation against us or involving our businesses
- Political risks
- Changes in regulation
- Competition
- Construction delays and cost overruns
- Higher financing costs

This presentation, including the forward-looking statements contained herein, speaks only as of today's date and Ferrrovial expressly disclaims any obligation or undertaking to release any update of or revisions to any of the information contained herein, any change in its expectations or any change in events, conditions or circumstances on which these forward-looking statements are based.

Index

1. Cintra: Brief asset description

CONCESSION	%	Country	KM	Term	Investment As of Dec, 2003 (M€)	Status
Europistas (A8: Bilbao-Behobia)	32.48%	Spain	106	1968 - 2003	346	Management contract
Europistas (A1: Burgos - Armiñon)	32.48%	Spain	84	1974 - 2017		OPEN
AUSOL I (Málaga-Estepona)	85.00%	Spain	82	1996 - 2000	668	OPEN
AUSOL II (Estepona-Guadiaro)	85.00%	Spain	23	1999 - 2054		OPEN
Autema (Terrassa-St Cugat)	77.67%	Spain	48	1987 - 2036	216	OPEN
M-45 Eje O´Donnell N-IV	50.00%	Spain	14	1998 - 2029	97	OPEN
Radial 4 (Madrid-Ocaña)	53.12%	Spain	96	2000 - 2065	514	OPEN (2)
Ocaña La Roda (1)	63.00%	Spain	113	2003 - 2033	0	CONSTRUCTION
Euroscut Algarve	77.00%	Portugal	127	2000 - 2030	272	OPEN
Euroscut Norte Litoral	75.53%	Portugal	113	2001 - 2031	65	CONSTRUCTION
R. 5, Tramo Talca-Chillán	43.42%	Chile	193	1996 - 2015	188	OPEN
Ruta de la Araucanía (Collipulli-Temuco)	100.00%	Chile	144	1999 - 2024	185	OPEN
Ruta de los Ríos (Temuco-Río Bueno)	75.00%	Chile	172	1998 - 2023	162	OPEN
A. del Maipo (Santiago-Talca)	100.00%	Chile	237	1999 - 2024	356	OPEN (2)
Eurolink (N4 - N6)	93.00%	Ireland	35	2003 - 2033	127	CONSTRUCTION
407 ETR	67.1%	Canada	108	1999 - 2098	2,455	OPEN
				Total investment	**5,651**	

(*) Cintra has an indirect stake in Tunel de Artxanda through Europistas

(1) Currently in Ferrovial Infraestructuras

(2) Partially under construction

2. Valuation: What makes Cintra different from competitors?

Creating value through growth

- Long remaining asset life
- Controlling interest in concessions
- Selected investment: only OECD countries using long-term financing with no currency risk
- A unique asset: 407 ETR

2. Valuation: What makes Cintra different from competitors?

- ➢ Consistent growth
- ➢ 5 OECD countries
- ➢ Road km CAGR: 14% (1997 – 2004)

- Remaining life: Weighted average term of Cintra portfolio: > 70 years
- Companies in which we have a controlling interest: > 70%
- Succesful international bidding experience

As of 1997	1998	1999	2000	2001	2002	2004
A1 y A8	M45	407 ETR	Algarve	Norte Litoral	N4-N6	Ocaña-La Roda
Autema	Artxanda	Ausol II	R4			
Ausol I	Collipulli Temuco					
Talca Chillan	Santiago Talca					
Temuco RioBueno						
					Ireland	Ireland
			Portugal	Portugal	Portugal	Portugal
		Canada	Canada	Canada	Canada	Canada
Chile	Chile	Chile	Chile	Chile	Chile	Chile
Spain	Spain	Spain	Spain	Spain	Spain	Spain

2. Valuation: What makes Cintra different from competitors?

407 ETR: the Jewel in the Crown

- The world's first and only electronic open-access toll motorway
- Flexibility to raise tolls provides revenue maximization
- Located in one of the world's most congested traffic corridors (Greater Toronto Area- reliever of the H401 and QEW)
- Strong growth in trips and revenues
- Concession until 2098
- Controlling interest (67.10%)
- Investment size and IRR

2. Valuation methodology: SOTP (why not multiples?)

SOTP

Relevant, given different levels of maturity, concession contracts and geographical spread

Multiples do not recognize: Fixed and long-term contracts
Hidden value in re-gearing


FV/EBITDA 1 year forward
FV/EBITDA
80 76 72 68 64 60 56 52 48 44 40 36 32 28 24 20 16 12 8 4 0
Remaining years of concession
Concession X (Remaining term 80 years)
Company 1 (Remaining term 35 years)
Company 2 (Remaining term 28 years)
Company 3 (Remaining term 19 years)

In any case, multiples should be analysed in relation to the length of the contracts

2. Valuation methodology

DCF vs DDM

- Maximize cash out to shareholders
- No effect in the case o of the main assets (407 ETR and Autema)
- DCF "deficiencies" have been minimized: withholding tax, corporate structures, etc…
- Lower possibility of error in forecasting cash flow

DCF

407 ETR
Ausol I y II
Autema

DCF/Other methodologies

Europistas
M45
R4
Algarve
Norte Litoral

Santiago-Talca
Collipulli-Temuco
Temuco-Rio Bueno
Talca - Chillan

2. Discount rates: Beta

Different β depending on one or more of the following conditions

- Asset phase
  - Ramp up: R4, Ausol II, Algarve, Chilean concessions
  - Mature: 407 ETR, Ausol I, M45, Autema, Europistas
- Tolling
  - Shadow toll: M45, Algarve, Norte Litoral
  - Explicit toll

&

3. Specific asset conditions (risk decrease):
   - Gross margin guaranteed (Autema)
   - NPV revenue guaranteed (MDI Chilean concessions)

2. Discount Rates: Risk-free rate, Market premium

	407 ETR	Ausol	Autema
Risk-free rate	4.70% (1)	4.24% (2)	4.24% (2)
Market premium	4.5%	4.5%	4.5%
Unleveraged Beta	0.60 - 0.65	0.45 - 0.55	0.4 - 0.5
Tax rate	36%	35%	35%
Average WACC (approx)	6.9% - 7.1%	5.7% - 6.1%	5.5% - 5.9%
Exchange rate (7/20/04)	1.6 CAD/€	---	---

(1) Canadian 10 year government bond as of 20th July 2004. Source: Bloomberg
(2) Spanish 10 year government bond as of 20th July 2004. Source: Bloomberg

In the next few days (after July 26), once they have been audited, simplified financial models will be made available to analysts to enable them to value these three companies using their own assumptions. To request a copy, contact Grupo Ferrovial Department of Investor Relations at +34 91 586 27 30.

407 ETR: Main assumptions

	REAL REVENUE CAGR (approx)
2004-2013	6.5%
2014-2023	4.0%
2024-2033	2.5%
2034-2043	2.5%
2044-2098	1.0%

	EBITDA MARGIN (approx)
2004-2013	75.0%
2014-2023	80.0%
2024-2033	85.0%
2034-2043	85.0%
2044-2098	90.0%

Bad debt included

FINANCING

Capex	Yes
Releverage	No
Cost of Debt	4.70% + 150 bp
Senior debt refinancing	2020

OTHER

Inflation	2.50%
Capex (MCAD 2004) approx	
Every year	15.0
Additional per year until 2021	30.0
Account fees growth	1%
Other fees	20MCAD

Ausol: Main assumptions

REAL REVENUE CAGR (approx)

	Ausol I
2004-2013	4.7%
2014-2023	3.9%
2024-2033	3.5%
2034-2043	2.9%
2044-2047	2.2%

	Ausol II
2004-2013	5.0%
2014-2023	3.7%
2024-2033	3.4%
2034-2043	2.2%
2044-2054	1.3%

EBITDA MARGIN (approx)

	Ausol I
2004-2013	85,0%
2014-2023	90.0%
2024-2033	90.0%
2034-2043	90.0%
2044-2047	90.0%

	Ausol II
2004-2013	77.0%
2014-2023	80.0%
2024-2033	80.0%
2034-2043	80.0%
2044-2054	80.0%

FINANCING(approx)

Releverage2006	90 M€
Cost of Debt	4.24% + 100 bp

OTHER

Inflation	3,00%
Capex Ausol I(M€) (approx)	
Widening	**45.0**
Yearly	**1.5**
Capex Ausol II(M€) (approx)	
Yearly	**0.6**
Other revenues	**2.6%**

Autema: Main Assumptions

REAL REVENUE CAGR (approx)

	Terrassa-Manresa	St Cugat-Manresa
2004-2013	4.7%	5.5%
2014-2023	4.5%	1.4%
2024-2033	1.9%	0.5%
2034-2038	0.5%	0.2%

EBITDA MARGIN (approx)

	Autema
2004-2013	80.0%
2014-2023	85.0%
2024-2033	90.0%
2034-2038	90.0%

FINANCING (approx)

Releverage (2006)	75 M€
Cost of Debt	4,24% + 100bps

OTHER

Inflation	3,00%
Capex (M€) (approx)	
Widenings 2009-2019-2029	1.3
Yearly	1.2
Other revenues	2.4%

Chile: Revenue distribution mechanism (MDI)

- The MDI consists of guaranteeing the NPV of actual revenues over the concession period.

  The guaranteed revenue is determined according to a fixed, sustained traffic growth rate, based on 2002 revenues as if the concession were fully operational at that time (the revenues for the unopened segments are estimated).

- The concession term changes from fixed to variable:

  The concession ends when the present value of actual revenue (in UF's) equals the present value of guaranteed revenue (i.e. if the actual revenue is lower than the guaranteed revenue, the concession is extended until the present value of the revenues in the extension equals the NPV of the shortfall).

Chile: Revenue distribution mechanism (MDI)

- The cost of the MDI (premium) is a one-time premium equal to a percentage of the present value of the guaranteed amount and is paid by means of building additional works and/or reducing payments by the government to the concession holder.
- The variables to calculate the term of the concession and the premium to be paid are as follows:
  - Discount rate: 9.5% (real terms)
  - Guaranteed CAGR : 5% (choice of the concession holders)
  - Insurance cost: 8%

Concession with MDI in place	Term increase with present traffic forecast
Santiago-Talca	9
Talca Chillan	5
Collipulli Temuco	1

Key risk factors: Interest rates

- The Fisher effect establishes a relationship between nominal interest rates, real interest rates and expected inflation.

- Several empirical studies in Germany and the USA support this correlation between interest rates (short and long term) and inflation (40-year series).

- Valuation of concession assets based on discounted cash flow (DCF) is driven by:

? Inflation ⇨ ? CF (revenues)

? Interest rates ⇨ ¿ CF (Financial account)

? Discount rates ⇨ ¿ NPV and vice versa.

So, inflation and interest rate movements will not have a significant impact on the value of an asset whose revenues are linked to inflation.

Value shielded from inflation and interest rate fluctuations

Key risk factors: Interest rates

As of 12.31.2003	Total Amount (M€)	Cintra´s Participation (1)		% Fixed Rate Debt		% Floating Rate Debt
		%	M€	2-5y	> 5y	
407 ETR	2.412	67%	1.618	35%	58%	7%
AUSOL	487	78%	381	36%	0%	64%
AUTEMA	278	78%	216	25%	0%	75%
REST OF ASSETS	1.940	69%	1.344	11%	68%	20%
TOTAL	**5.117**	**70%**	**3.559**			
			Total	26%	53%	21%
			Cintra	24%	56%	20%

(1) Direct and indirect stake

Conclusion: 80% at fixed rate, 20% at floating rate

Key risk factors: Interest rates

		Basis points	
		-100	**100**
Inflation and Nominal rates are correlated	**Constant real rates**		
	- Interest rates variation (interest expenses)	3.7%	-3.2%
	- Discount rate variation (NPV)	21.5%	-30.0%
	- Inflation variation (gross margin)	-27.2%	33.8%
	- Total effect in portfolio value	**-2.0%**	**0.6%**

Conclusion: taking into account heges and the correlation (inflation and interest rates)

Variations in nominal interest rates do not materially affect the value of the portfolio

Key risk factors: Others

- 407ETR litigation
    - Court says no event of default.
    - Arbitration favourable to 407ETR. Ratings
    - Other disputes (base year, plate denial, mediation settlement agreement and re-specification)
- Exchange rates
    - Only applicable to 407ETR and Chile.
    - Chile: Santiago-Talca debt in USD with a hedging mechanism signed with the government
- Construction
    - 3 highways under construction; 2 highways partially under construction
- IASB vs. Spanish GAAP



Highways Division

ferrovial

Madrid, 22nd July 2004

DISCLAIMER

This presentation is strictly confidential and is being furnished to you solely in connection with the preparation and publication of research reports about Grupo Ferrovial. S.A. ("Ferrovial"), which must be in compliance with the related research report guidelines. This presentation may not be reproduced or redistributed to any other person, and it may not be published, in whole or in part, for any purpose, except that information may be extracted herefrom and used in research reports about Ferrovial, in compliance with such guidelines. By receiving this presentation, you become bound by the restrictions contained herein and failure to comply with these restrictions may result in civil, administrative or criminal liability.

This presentation does not constitute or form part of any offer for sale or solicitation of any offer to buy any securities nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment to purchase shares.

The information contained in this document has solely been provided by Ferrovial.

This presentation contains forward-looking statements. All statements other than statements of historical fact included in this presentation, including without limitation those regarding Ferrovial's financial condition, operating performance, business strategy, management plans and objectives for future operations are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements, or industry results and conditions, to be materially different from those expected or implied by these forward-looking statements. These forward-looking statements are based on numerous assumptions regarding Ferrovial's present and future business strategies, operating results and the environment in which it expects to operate in the future. Important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

DISCLAIMER

ferrovial

- General economic conditions in the countries in which we operate, including inflation, interest rates, foreign exchange rates and tax rates
- Traffic volumes and the tariffs which we charge on our toll roads and the rate of expansion of our toll road network
- Our levels of capital expenditure and our costs of financing
- Litigation against us or involving our businesses
- Political risks
- Changes in regulation
- Competition
- Construction delays and cost overruns
- Higher financing costs

This presentation, including the forward-looking statements contained herein, speaks only as of today's date and Ferrrovial expressly disclaims any obligation or undertaking to release any update of or revisions to any of the information contained herein, any change in its expectations or any change in events, conditions or circumstances on which these forward-looking statements are based.

407 ETR

ferrovial

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Real/ Closed	Operating	May 1999	May 1999	May 2098	-	99 years	108 Km

SHARE CAPITAL (CAD) (1)	775,000,000
Cintra	**67.10%**
SNC	16.77%
MIG	16.13%
Total	**100.00%**

REVENUES	2001(2)	2002(2)	2003	Jun-04
CAD MM	244	311	350	179
% variation	*29%*	*27%*	*12%*	-

TRAFFIC	2001(2)	2002(2)	2003	Jun-04
Light	1,464	1,678	1,690	844
Heavy	131	128	133	66
VKT (MM)	**1,595**	**1,806**	**1,824**	**910**
% variation	*12%*	*13%*	*0.98%*	-
% heavy vehicles	*8.2%*	*7.1%*	*7.3%*	*7.2%*

DEBT SUMMARY (CAD MM)	Amount	Rate	Maturity
Senior bonds			
Series 99-A1 to A3 + A8, Series 00-A3	1,929.27	6.05 to 6.9%-Fix	2007 to 2039
Series 99-A4 to A7, Series 00-A2	1,100.33	5.29 to 5.33%-Float	2016 to 2031
Junior Bonds			
Series 00-B1	164.86	7%-Fix	2010 to 2040
Subordinated Bonds			
Series 00-C1	300.28	9%-Fix	15/08/07
Series 03-D1	476.91	4%-Fix	21/02/06
Capex Facility-Drawdowns	65.10	BA-0.35%-Float	24/2/2006
Total	**4,036.75**		

Location

CANADA



TORONTO



Pickering
TORONTO
Oakville
Burlington
Hamilton

Tariffs (99-04)	cts$,00/Km			
Light	Peak	Off-peak	Night	Video
Apr-99	10.00	7.00	4.00	100
Sep-99	10.00	8.00	4.00	100
May-00	10.50	10.50	5.00	150
Jan-01	11.00	11.00	6.00	200
Jan-02	11.50	11.50	11.50	265
Feb-03	12.95	12.10	12.10	330
Feb-04	13.95	13.10	13.10	335

Toll plazas		
Interchanges	39	193 gantries

(1) MIG is treated as a shareholder in substance due to having provided a formal undertaking to convert the debenture.
(2) 2001 and 2002 variation due to the opening of East and West extensions

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Real/Open	Operating	March 1996	June 1999	March 2046	-	50 Years	82.66 Km

SHARE CAPITAL (€)	121.398.435
Cintra	85%
Unicaja	15%
Total	100%

REVENUES	2001	2002	2003	June 2004
Revenues (MM €)	26,2	31,5	38,0	18,0
% variation	-	19,9%	20,7%	-

TRAFFIC (ADT)	2001	2002	2003	June 2004
Light	11.889	13.754	16.133	15.839
Heavy equivalent	1.284	1.643	2.066	2.280
Equivalent Vehicles	**13.173**	**15.397**	**18.199**	**18.119**
% variation	-	*16,9%*	*18,2%*	-
% heavy vehicles	*6,0%*	*6,2%*	*6,6%*	*7,41%*

DEBT SUMMARY (MM €)	Amount	Rate	Maturity
Syndicated Loan (JP Morgan)	360,6	Euribor+0,5%	Mar-2006/Sep-2006/Mar-2007

Location



SPAIN
RONDA
CARTAMA
MÁLAGA
ALHAURIN DE LA TORRE
COIN
ALHAURIN EL GRANDE
TORREMOLINOS
MIJAS
BENALMÁDENA
MARBELLA
FUENGIROLA
CALAHONDA
ESTEPONA
AP-7
82,6 km

Toll Plazas	Málaga-Estepona	
Main Toll	2	Calahonda - San Pedro de Alcántara
Ramps	2	Calahonda - San Pedro de Alcántara

Tariffs (2004)								
	Low season				High season			
	Malaga-Marbella	Malaga-Calahonda / Calahonda-Marbella	Marbella-Estepona	Marbella-San Pedro / San Pedro-Estepona	Malaga-Marbella	Malaga-Calahonda / Calahonda-Marbella	Marbella-Estepona	Marbella-San Pedro / San Pedro-Estepona
Light	3,20	2,00	2,15	1,25	5,15	3,20	3,50	2,00
Heavy 2/3 Axles	5,15	3,20	3,50	2,00	5,15	3,20	3,50	2,00
Heavy +3 Axles/Bus	6,35	3,95	4,30	2,50	8,50	5,30	5,80	3,35

Ausol II

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Real/Open	Operating	July 1999	August 2002	June 2054	-	55 years	22.48 Km

SHARE CAPITAL (€)	21.659.394
Cintra	**85%**
Unicaja	15%
Total	**100%**

REVENUES	2001	2002	2003	June 2004
Revenues (MM €)	-	2,5	8,1	4,0
% variation	-	-	221,2%	-

TRAFFIC (ADT)	2001	2002	2003	June 2004
Light	-	10.094	11.740	11.319
Heavy equivalent	-	2.430	3.175	3.713
Equivalent Vehicles	**-**	**12.524**	**14.915**	**15.032**
% variation	-	-	*19,1%*	-
% heavy vehicles	-	*11,8%*	*13,1%*	*14,1%*

DEBT SUMMARY (MM €)	Amount	Rate	Maturity
Sindicated Loan (Unicaja) (Outstanding)	150,3 (126,2)	Euribor+0,85%	March-2006/ Sep- 2006/ March-2007
Participated Loan (State)	68,7	50% over ADT (2001)=8000 with an annual growth	January 2054

Location


SPAIN
CASARES
ESTEPONA
EL TESORILLO
SAN LUIS
DE SABINILLAS
SAN ENRIQUE
GUADIARO
AP-7

Tariffs (2004)				
	Low Season		High Season	
	Estepona-Guadiaro	Estepona-Manilva Manilva-Guadiaro	Estepona-Guadiaro	Estepona-Manilva Manilva-Guadiaro
Light	1,55	0,75	2,55	1,25
Heavy 2/3 Axles	2,30	1,10	2,90	1,40
Heavy +3 Axles/Bus	3,00	1,45	4,35	2,10

Toll Plazas	Málaga-Estepona	
Main toll	1	Manilva
Ramps	1	Manilva

Autema

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Real/Open	Operating	December 1986	June 1989 (1)	December 2021	December 2036	50 Years	48.34 Km

SHARE CAPITAL (€)	69.410.644
Cintra	**76,275%**
Abertis	23,725%
Total	**100%**

REVENUES	2001	2002	2003	June 2004
Revenues (MM €)	24,5	26,5	29,2	16,4
% variation		8,2%	9,8%	-

TRAFFIC (ADT)	2001	2002	2003	June 2004
Light	12.944	14.075	15.882	17.292
Heavy equivalent	829	932	1.080	1.156
Equivalent Vehicles	**13.773**	**15.007**	**16.962**	**18.448**
% variation		*9,0%*	*13,0%*	-
% heavy vehicles	*5,4%*	*5,6%*	*5,6%*	*6,7%*

DEBT SUMMARY (MM €)	Amount	Rate	Maturity
Sindicated Loan (SCH)	106,7	Euribor+0,5%	April-2005/ April-2006
Sindicated Loan (Barclays)	90,0	Euribor+0,7%	May-2007/May-2008
Credit facilities (SCH, BBVA, Banesto)	57,0	Euribor+0,40%	March 2007
Loan (Caja Madrid)	19,0	Euribor+0,425%	March 2017
Credit facilities (SCH, La Caixa)	6,0	Euribor+0,50%	Sept./Oct.2004
Credit facility (Banesto)	9,0	Euribor+0,60%	October 2004

(1) St.Cugat-Terrasa stretch was opened to traffic in September 1991.

Location


SPAIN
C-16 (E-9)

Tariffs (2004) (€)	Labour days			Weekend		
	Les Fonts	Manresa	San Vicente / Monserrat	Les Fonts	Manresa	San Vicente / Monserrat
Motorcycle	0,48	1,46	0,73	0,87	2,64	1,33
Car	0,95	2,91	1,46	1,73	5,29	2,66
Heavy 2 Axles (4 wheel)	1,03	3,15	1,58	1,88	5,73	2,88
Heavy 2 Axles (6 wheel)	1,50	4,73	2,37	2,73	8,60	4,32
Heavy +2 Axles	2,28	5,52	2,77	4,14	10,03	5,04

Toll Plazas		San Cugat-Terrasa-Manresa
Main toll	2	Les Fonts / Castellbell i el Vilar (Manresa)
Ramps	1	Castellbell i el Vilar (St.Vicenc/Monserrat)

Europistas (AP-1 Burgos - Armiñon)

ferrovial

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Real/Closed	Operating	October 1974	1985	June 2003	August 2017	43 Years	84 Km

SHARE CAPITAL (€)	57,706,976.11
Cintra	**32.49%**
MARKET	24.08%
BBK	15.00%
Finpro Inversiones SL	6.47%
CK Corporación Kutxa	5.90%
Kartera	5.35%
Guipuzcoa Donostia K	5.09%
CA Municipal de Burgos	2.77%
Caja Vital	2.00%
CCCO de Burgos	0.85%
Total	**100.00%**

europistas

Location



SPAIN
AP-1
84,3 km
BURGOS
STA. GADEA DEL CID
ARMIÑON
PANCORBO
CUBO DE BUREBA
MIRANDA
BRIVESCA
RUBENA
STO. DOMINGO DE LA CALZADA
BELORADO
MONTES DE OCA
IBEAS
CARDEÑAJIMENO

REVENUES	2001	2002	2003	June 2004
Revenues (MM €)	47	52	56	26
% variation	8.3%	11.1%	6.9%	

TRAFFIC (ADT)	2001	2002	2003	June 2004
Light	13,891	15,054	15,674	13,692
Heavy equivalent	4,966	5,154	5,250	5,220
Equivalent Vehicles	**18,857**	**20,208**	**20,924**	**18,912**
% variation	*9%*	*7%*	*3.54%*	
% heavy vehicles	*26.34%*	*25.50%*	*25.09%*	*26.14%*

Tariffs (complete journey)	€ 0,00
Car	8,3
Bus	15,75
Lorry (2-3 Axles)	8,95
Bus (4/+4 Axles)	17,1
Lorry 4/+4 Axles	8,95

DEBT SUMMARY (MM €)	Amount	Rate	Maturity
LT Loan	50.00	Var-Eurib. 0,475	July 2006
LT Loan	46.50	Var-Eurib. 0,65	Sept 2007
LT Loan	108.50	Var-Eurib. 0,65	Sept. 2008
Credit facilities (1)	7.66	Var-Eurib. 0,5	< 1 Year
Total	**212.66**		

Toll Plazas
2 Main Toll and 4 Ramps

Aditionally, Europistas has interest in Inversora de Aut. de Levante (40%), Inversora de Aut. del Sur (40%), Artxanda Tunnels (50%) and Autopistas de Bizkaia (70%).

(1) Outstanding balance. Available € 10,34 MM. Total credit facility € 18 MM.

Autopista Madrid Sur R4

ferrovial

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Real/Open	Operating	December 2000	April 2004	December 2065	-	65 years	95 Km

SHARE CAPITAL (€) (1y2)	192,920,460.00
Cintra	**45.00%**
Europistas	25.00%
ENA	10.00%
Unicaja	10.00%
Caja Castilla La Mancha	10.00%
Cintra (dir+indir)	**53.12%**

Autopista Madrid Sur

REVENUES	2001	2002	2003	June 2004
Revenues in MM €				2.272
% variation	-	-	-	-

TRAFFIC (ADT)	2001	2002	2003	June 2004
Light	-	-	-	-
Heavy equivalent	-	-	-	-
Equivalent Vehicles	**-**	**-**	**-**	**5,747**
% variation	-	-	-	-
% heavy vehicles	-	-	-	-

DEBT SUMMARY (MM€)	Amount (3)	Rate (4)	Maturity
EIB Loan	360.000	1.30%	27/01/2009
Commercial bank Loan	196.600	1.30%	27/01/2009

(1) Figures of Inversora de Autopistas del Sur, sole shareholder of the concession co.as at 30/06/04
(2) Share capital and share premium
(3) Maximum Available amount
(4) Margin over Euribor 6months. Hedging instruments currently in place to cover 100% of the loan

Location



SPAIN
MADRID
TORREJÓN DE LA CALZADA
PINTO
VALDEMORO
YELES
CIENPOZUELOS
SESEÑA
TITULCIA
ARANJUEZ
ONTÍGOLA
OCAÑA
R-4

Tariffs (2004)	(€ ,00/Km) (5)		
	Peak	**Transition**	**Night**
Light	0,1024	0,0512	0,0000
Heavy 1	0,1161	0,0580	0,0000
Heavy 2	0,1365	0,0683	0,0000

Toll Plazas		
Main	2	Pinto y Aranjuez
Ramps	5	Pinto M408, Seseña CM4001 y CM 4010, Aranjuez N416 y Ocaña

(5) Until the complete opening of the M50 stretch between M31 and A3 *these tariffs will suffer a 10% discount. From that moment til the openin*g of the M50 stretch from the A3 to the A2 discount will be reduced to 5%

Autopista Madrid Levante (Ocaña - La Roda)

Toll system	Status	Starting Date	Operations commencement date (1)	Original Expiry Date	Extended concession term	Concession period	Length
Real/Closed	Project	22 February 2004	31 December 2005	21 February 2040	-	36 years	175.66 km

(1) Operations commencement date as set out in the concession contract

SHARE CAPITAL[1]	51,672,100.00
Ferrov. Infraestructuras	**50.00%**
Europistas	40.00%
Budimex	10.00%
Ferrov. Infra (dir+indir)	**57.80%**

TRAFFIC (ADT) (2)	2006	2008	2010	2012
Light	3,694	7,279	9,983	11,633
Heavy 1	160	285	339	367
Heavy 2	298	530	629	682
% var light (annual)	-	40.4%	17.1%	7.9%
% var heavy 1 (annual)	-	33.5%	9.1%	4.0%
% var heavy 2 (annual)	-	33.4%	8.9%	4.1%

DEBT SUMMARY (MM€) (3)	Amount	Rate (4)	Maturity
Project Facility	471.756	1.10%	31/12/2012
Liquidity facility	21.795	1.10%	31/12/2012
Contingent facility	54.295	1.10%	31/12/2012

(1) Figures of Inversora de Autopistas del Levante, sole shareholder of the concession co.as at 30/06/
(2) Forecast included in the Economic and Financial Plan of teh Concession co.
(3) Foreseen structure as per the Information Memorandum sent by Arrangers in order to form the bank syndicate. Financial close scheduled for the summer of 2004.
(4) Margins over Euribor (1, 3 or 6 months). During construction period 100% of the debt will be hedged.

Location


SPAIN



Tariffs (2004)	(€ ,00/Km) (5)		
Season	**High**	**Medium**	**Low**
Light	0.0790	0.0790	0.0680
Heavy 1	0.1120	0.1120	0.0950
Heavy 2	0.1340	0.1340	0.1160

Toll plazas		
Main	2	Corral de Almaguer y A42
Ramps	4	Corral de Almaguer, Quintanar, Mota del Cuervo y El Pedernoso

(5) In medium and low seasons, usage of the highway from 1 a.m to 5.a.m will be toll free

Autopista M45 Tramo Eje O`Donnell - NIV

ferrovial

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Shadow	Operating	October 1998	March 2002	October 2023	August 2029	31 years	14.5 km

SHARE CAPITAL (€)	27,648,283.80
Cintra	**50.00%**
Abertis	50.00%

AUTOPISTA TRADOS 45

REVENUES	2001	2002	2003	June 2004
Revenues in MM€	-	12.649	19.438	11.428
% variation	-	-	*53.7%*	-

TRAFFIC (ADT)	2001	2002	2003	2004
Light	-	50,970	58,278	64,052
Heavy equivalent	-	20,857	23,793	24,168
Equivalent vehicles	-	71,827	82,071	88,220
% variation	-	-	*14.3%*	*7.5%*
% heavy vehicles	-	*29.0%*	*29.0%*	*27.4%*

DEBT SUMMARY (MM€)	Amount (1)	Rate (2)	Maturity
EIB Loan	70.222	0.90%	15/01/2018
Commercial bank debt	29.742	0.90%	15/01/2018
EIB Loan	37.812	1.10%	15/07/2021
Commercial bank debt	16.015	1.10%	15/07/2021

(1) Balance owed at 30/06/04
(2) Margins over Euribor

Location


SPAIN

Tariffs and bands (2004)	LIGHT		HEAVY	
	Upper limit Vh*km/year	Tariff (€ ,00/Km)	Upper limit Vh*km/year	Tariff (€ ,00/Km)
Band 1	289,200,000	0.077073	32,400,000	0.107692
Band 2	375,960,000	0.038009	42,120,000	0.053846
Band 3	488,748,000	0.011614	54,760,000	0.015837
Band 4		0.0000		0.0000

Autopista del Maipo

ferrovial

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Real/Open	Operating	September 1999	October 2001	September 2024	2032 (Est.)(2)	Variable	265 Km

SHARE CAPITAL ('000 Chilean Pesos)	68.782.413
Cintra Chile Ltda	**99,9999%**
Ferrovial Agroman Chile	0,0001%
Total	**100%**

REVENUES	2001	2002	2003	June 2004
Revenues (MM CLP)	-	13.824	29.836	16.675
% variation	-	-	*115,8%*	-

TRAFFIC (ADT)	2001	2002	2003	June 2004
Main tolls	17.943	48.956	51.173	57.928
Ramps	0	0	2.426	3.900
Equivalent Vehicles	**17.943**	**48.956**	**53.599**	**61.828**
% variation	-	-	*9,5%*	-
% heavy vehicles	-	*20,4%*	*17,2%*	*17,2%*

DEBT SUMMARY (million USD)	Amount	Rate	Maturity
Bond issue	421,0	7,37%	15 June 2022

(1) In October 2001 South main toll (Quinta) opened to traffic. North main toll was opened to traffic on June 2002. 20 out of 38 ramps opened during 2003 while the other 5 did it during 2004.

(2) MDI signature turns concession period in a variable one. Last estimated concession term, attending to current traffic forecasts, is 2032.

Location


CHILE
SAN FELIPE
LOS ANDES
QUILLOTA
VIÑA DEL MAR
VALPARAISO
SANTIAGO
SAN ANTONIO
TALAGANTE
MELIPILLA
RANCAGUA
PICHILEMU
SAN FERNANDO
CURICO
TALCA

Tariffs (2004) (CLP)	Main toll	Ramps
Motorcycle	400	100
Car	1.500	400
Light with towbar	2.200	500
Bus 2 axles	2.600	700
Lorry 2 axles	2.600	700
Bus+ 2 axles	4.700	1.200
Lorry +2 axles	4.700	1.200

Toll Plaza	
Main tolls	3
Ramps	38

Talca-Chillán, S.A.

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Real/Open	**Operating**	**March 1996**	**December 1998 (1)**	**March 2006**	**April 2015 (2)**	**Variable**	**193 Km**

SHARE CAPITAL ('000 Chilean Pesos)	34.325.153
Cintra Chile Ltda	**43,428%**
Empresa Constructora Delta, S.A.	27,427%
Inversiones Sodeia Cinco, S.A.	15,856%
Constructora Delta Ferrovial Ltda.	13,146%
Ferrovial Agromán Empresa Constructora	0,143%
Total	**100%**

REVENUES	2001	2002	2003	June 2004
Revenues (MM CLP)	15.665	19.050	18.243	10.145
% variation	-	*21,6%*	*-4,2%*	-

TRAFFIC (ADT)	2001	2002	2003	June 2004
Main tolls	30.299	30.013	30.300	34.648
Ramps	0	2.758	2.853	2.959
Equivalent Vehicles	**17.943**	**48.956**	**53.599**	**37.607**
% variation	-	*172,8%*	*9,5%*	-
% heavy vehicles	*27,0%*	*19,9%*	*18,3%*	*18,3%*

DEBT SUMMARY (million UF)	Amount	Rate	Maturity
Insured Bonds	4,8	UF+8.15%	October 2007
Syndicated Loan	3,5	TAB (180) +1,1%	January 2008

(1) Main tolls (Río Claro and Retiro) opened to traffic on December 1st, 1998. 14 out of 16 ramps were opened on April 4th, 2002. The rest (2) will open in early 2006.

(2) There was a first extension until September 2007. The current extension term ends on April 2015. Once the MDI agreement is totally approved and published (expected for the coming weeks) the concession term becomes variable. Last estimated concession term, according to current traffic forecasts, is 2021.

Location


CHILE
CURICO
Molina
Constitución
TALCA
San Javier
LINARES
CAUQUENES
Parral
CHILLAN

Tariffs (2004) (CLP)		
	Main toll	Ramps
Motorcycle	400	100
Car	1.500	400
Light with towbar	2.200	500
Bus 2 axles	2.600	700
Lorry 2 axles	2.600	700
Bus+ 2 axles	4.700	1.200
Lorry +2 axles	4.700	1.200

Toll Plaza	
Main tolls	2
Ramps	16

Ruta de la Araucanía, S.A.

ferrovial

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Real/Open	**Operating**	**March 1999**	**June 2001** (1)	**March 2024**	**2024 (Est.)** (2)	**Variable**	**144 Km**

SHARE CAPITAL ('000 Chilean Pesos)	49.643.363
Cintra Chile Ltda.	**99,9999%**
Agroman Chile Agencia	0,0001%
Total	**100%**

REVENUES	2001	2002	2003	June 2004
Revenues (MM CLP)	-	9.563	12.458	7.069
% variation	-	-	*30,3%*	-

TRAFFIC (ADT)	2001	2002	2003	June 2004
Main tolls	9.115	20.432	21.851	24.798
Ramps	-	528	1.407	1.404
Equivalent Vehicles	**9.115**	**20.960**	**23.258**	**26.202**
% variation	-	*130,0%*	*11,0%*	-
% heavy vehicles	-	*20,2%*	*15,8%*	*15,8%*

DEBT SUMMARY (million UF)	Amount	Rate	Maturity
Senior Bonds	7,2	7,30%	march 2020

(1) North main toll (Púa) was opened to traffic in June 2001 while South main toll (Quepe) did it in late April 2002. The opening calendar for the 8 ramps was as follows: 3 in April 2002, 2 in June 2002, 2 in December 2002 and 1 in Februray 2003.

(2) As a result of the MDI agreement, the concession term becomes variable. Last estimation according to current traffic forecasts: 2024.

Location


CHILE


ANGOL
COLLIPULLI
TEMUCO
Victoria
Traiguén
Tirúa
Puerto Saavedra
Lonquimay
PARQUE NACIONAL TOLHUACA
RESERVA NACIONAL MALALCAHUELLO
PARQUE NACIONAL CONGUILLIO
PARQUE NACIONAL NAHUELBUTA
Pucón

Tariffs (2004) (CLP)	Main toll	Ramps
Motorcycle	400	100
Car	1,500	400
Light with towbar	2,200	500
Bus 2 axles	2,600	700
Lorry 2 axles	2,600	700
Bus+ 2 axles	4,700	1,200
Lorry +2 axles	4,700	1,200

Toll Plaza	
Main tolls	2
Ramps	8

Ruta de los Ríos, S.A.

ferrovial

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Real/Open	**Operating**	**June 1998**	**January 2001 (1)**	**June 2023**	**-**	**25 years**	**172 Km**

SHARE CAPITAL ('000 Chilean Pesos)	33,472,067
Cintra Chile Ltda.	**74.99996%**
Las Américas Administradora de Fondos de Inversiones	25.00004%
Total	**100%**

REVENUES	2001	2002	2003	June 2004
Revenues (MM CLP)	1,988	11,209	12,213	4,466
% variation	-	*463.8%*	*9.0%*	-

TRAFFIC (ADT)	2001	2002	2003	June 2004
Main tolls	13,693	13,427	13,861	15,876
Ramps	-	521	643	694
Equivalent Vehicles	**13,693**	**13,948**	**14,505**	**16,570**
% variation	-	*1.9%*	*4.0%*	-
% heavy vehicles	*26.6%*	*21.7%*	*21.3%*	*21.9%*

DEBT SUMMARY (million UF)	Amount	Rate	Maturity
Syndicated Loan	5.75	TAB (90)+1.75%	Sept. 2021

(1) North main toll (Lanco) opened to traffic in January 2001 while South main toll (La Unión) did it in September 2001. Out of 5 ramps, 4 opened to traffic in March 2002 and 1 in October 2002.

Location


CHILE
TEMUCO
VALDIVIA
RIO BUENO

Tariffs (2004) (CLP)	Main toll	Ramps
Motorcycle	400	100
Car	1.500	400
Light with towbar	2.200	500
Bus 2 axles	2.600	700
Lorry 2 axles	2.600	700
Bus+ 2 axles	4.700	1.200
Lorry +2 axles	4.700	1.200

Toll Plaza	
Main tolls	2
Ramps	5

Euroscut Algarve

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Shadow toll	**Operating**	**May 2000**	**January 2004**	**May 2030**	**-**	**30 years**	**129.76 Km**

SHARE CAPITAL (€)	45,266,000
Cintra	**77%**
Ferrovial Agromán	8%
Local shareholders	15%
Total	**100%**

REVENUES	2001	2002	2003	June 2004
Revenues (MM €)	0.62	2.28	4.39	14.02
% variation	-	*268.3%*	*93.1%*	-

TRAFFIC (ADT)	2001	2002	2003	June 2004
Light vehicles	-	-	15,894	13,900
Heavy equivalent	-	-	2,103	2,387
Equivalent vehicles(1)	**15,456**	**17,164**	**17,997**	**16,287**
% variation	-	*11.1%*	*4.9%*	-
% heavy vehicles	-	-	*5,7%*	*7,2%*

DEBT SUMMARY (€ million)	Amount (2)	Rates	Maturity
Wrapped Bonds (AAA/BBB+)	126.5 M€	6.4%	Dec 2027
EIB Loan Facility	130 M€	6.0%	Dec 2027

(1) Traffic data for the whole length of the highway is available since July 2003. Traffic from other years is not audited. Cumulative variation in June 2004 caused by seasonality.

(2) Outstanding amount.

(3) Maximum ADT per stretch = 38,000.

Location


PORTUGAL


TRASNFERRED SECTION
CONSTRUCTED SECTION

TARIFFS (2004) - BAND TARIFF SYSTEM (2004)	Rate (€/Km/day)	Lower limit (km/day)	Upper limit(3) (km/day)
Band I	0.0412 €	0	1,667,454
Band II	0.0247 €	1,667,454	1,850,308
Band III	0.0195 €	1,850,308	2,341,837

SERVICE AREAS Location	Subcontractor	Opening date
Lagos	GALP	August 2003
Silves	CEPSA	April 2004
Olhao	CEPSA	Expected: August 2004

Euroscut Norte Litoral

ferrovial

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Shadow toll	Construction	Sept. 2001	-	Sept. 2031	-	30 years	112.9 km

SHARE CAPITAL (€)	63,197,800[1]
Cintra	**75.53%**
Ferrovial Agromán	8.51%
Local shareholders	15.96%
Total	**100%**

euroscut norte

REVENUES	2001	2002	2003	June 2004
Revenues (MM €)	0.34	1.57	1.59	0.82
% variation	-	*367.0%*	*1.3%*	-

TRAFFIC[2]	2001	2002	2003	June 2004
Total vehicles	**N.A.**	**32,994**	**33,670**	**34,606**
% variation	-	-	*2.0%*	*2.8%*

DEBT SUMMARY (€ million)	Amount[4]	Rates	Maturity
Facilities agreement - Long Term Credit[3]	310.8 M€	Euribor + 135	July 2026
Revolving VAT facility	11.5 M€	Euribor + 50	August 2006

CONSTRUCTION PROGRESS[6]	Km	Invested (€ million)	June 2004 Status
IC1 Porto – Viana - Nogueira	71.8	21.77	69.24%
A27 (IP9) Nogueira – Estoraos - Ponte do Lima	17.4	116.15	51.98%
A28 (IC1) Viana do Castelo – Caminha	23.7	147.72	9.90%
Design	-	10.68	61.58%
Toll systems	-	9.56	1.41%
TOTAL	**112.9**	**305.88**	**31.64%**

Location


PORTUGAL
TRASNFERRED SECTION
UNDER CONSTRUCTION SECTION

TARIFFS (2004) - FIXED AMOUNT PER KILOMETRE[5]	€/Km
Tranferred sections	22,802.80
New construction sections	Not finished this year

(1) In June 2004, additional equity "prestaçoes acessorias" was disbursed in the amount of €37,559,600.

(2) Estimated traffic data (not audited). Traffic only from transferred sections.

(3) Spread will be 125 bps at the end of the Initial Period (Dec. 31st, 2005 or when all the stretches were operative if later).

(4) Committed amount.

(5) During construction period. Once the highway is operative, revenues are calculated using a 3-band tariff system.

N4-N6 Kinnegad - Kilcock

Toll system	Status	Starting date	Operations commencement date	Original expiry date	Extended concession term	Concession period	Length
Real/Open	Construction	March 2006	November 2006	March 2033	-	30 years	36 Km

SHARE CAPITAL (€)	200.00
Cintra	93.00%
Siac	7.00%
Total	100.00%

EuroLink

CONSTRUCTION (June 2004)	Jun-04
Invested (MM €)	138.44
%	45.9%

N4 Corridor Traffic (ADT)	2001	2002	2003
Maynooth-Kilcock	23,700	25,200	26,900
Enfield-Kinnegad	19,700	20,800	21,700
% heavy	11.1%	10.9%	10.8%

Location


IRELAND
Royal canal
WESTMEATH
N 4
N 5
KINNEGAD
CLONARD
MEATH
MOYVALLEY
BROADFORD
KILDARE
N 4
JOHNSTOWNBRIDGE
KILCOCK

DEBT SUMMARY (MM €)	Amount	Rate	Maturity
Long Term Credit	78	120/135/150 bp-Fix	March 2028
Equity Bridge Loan	42.5	30 bp-Fix	Completion date
EIB Guarantee	84.24	120/135/150 bp-Fix	March 2028
Standby Facility	14	120/135/150 bp-Fix	March 2028
Working Capital Facility	5	120/135/150 bp-Fix	March 2028
Debt Service Reserve Facili	8.8	200bp-Fix	March 2028
Total	232.5		

Tariff (Base 2000)	€ ,00
Motor Cycle	0.90
Motor Car	1.75
Bus/Coach	2.65
Goods Vehicles under 3.5 t	2.65
Goods Vehicles over 3.5 t (2/3 axels)	3.50
Goods Vehicles 4+ axels	4.30

Toll plazas
1toll plaza (Kilcock) and 2 toll ramps (Enfield)

January - June 2004 Results

ferrovial

Madrid, 22nd July 2004

Disclaimer

€ million

This presentation is strictly confidential and is being furnished to you solely in connection with the preparation and publication of research reports about Grupo Ferrovial. S.A. ("Ferrovial"), which must be in compliance with the related research report guidelines. This presentation may not be reproduced or redistributed to any other person, and it may not be published, in whole or in part, for any purpose, except that information may be extracted herefrom and used in research reports about Ferrovial, in compliance with such guidelines. By receiving this presentation, you become bound by the restrictions contained herein and failure to comply with these restrictions may result in civil, administrative or criminal liability.

This presentation does not constitute or form part of any offer for sale or solicitation of any offer to buy any securities nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment to purchase shares.

The information contained in this document has been solely provided by Ferrovial.

This presentation contains forward-looking statements. All statements other than statements of historical fact included in this presentation, including without limitation those regarding Ferrovial's financial condition, operating performance, business strategy, management plans and objectives for future operations are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements, or industry results and conditions, to be materially different from those expected or implied by these forward-looking statements. These forward-looking statements are based on numerous assumptions regarding Ferrovial's present and future business strategies, operating results and the environment in which it expects to operate in the future. Important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

- General economic conditions in the countries in which Ferrovial operates, including inflation, interest rates, foreign exchange rates and tax rates
- Traffic volumes and the tariffs which Ferrovial charges on its toll roads and the rate of expansion of its toll road network
- Its levels of capital expenditure and its costs of financing
- Litigation against Ferrovial or involving its businesses
- *Political risks*
- Changes in regulation
- Competition
- Construction delays and cost overruns
- Higher financing costs

In addition, Ferrovial has included *certain financial models in this presentation for illustrative purposes. These models have been developed for Ferrovial's internal planning* and valuation purposes and may differ from the models developed by other persons, including its joint venture partners, or for other purposes. Ferrovial makes no representation as to the accuracy or adequacy of these models, the assumptions it has used in connection with them or their suitability for any purpose. They are not intended to serve as a substitute for your own financial analysis of Ferrovial's businesses and should not be relied upon by you.

This presentation, including the forward-looking statements contained herein, speaks only as of today's date and Ferrrovial expressly disclaims any obligation or undertaking to release any update of or revisions to any of the information contained herein, any change in its expectations or any change in events, conditions or circumstances on which these forward-looking statements are based.

Introduction

€ million

Change in group size and profile

- EBIT from recurrent activities up to 60%
- International sales account for a 36%

407 ETR: Arbitrage ruled in favour

Cintra IPO

Key financials

€ million

	Jun. 04	Jun. 03	Δ %
Revenues	3,520.8	2,408.6	46.2
EBIT	365.3	278.4	31.2
Net profit	168.5	137.3	22.8
Net debt / (Cash)	759	196	
Gearing	41%	12%	
Capex	208	226	

Business diversification (%)

€ million


2003
Sales
2004
8%
10%
15%
67%
35%
47%
8%
10%
EBIT
4%
26%
41%
29%
24%
21%
19%
36%
Construction
Real Estate
Infraestructure
Services

Construction

Services

Infrastructure

Real Estate

BUSINESS AREAS

Construction - Key figures

€ million

- Improved profitability

	Jun. 2004	Jun. 2003	Δ %
Sales	1,679.5	1,663.9	0,9
EBIT	76,0	71,2	6,7
Margin	4,5%	4,3%	
Backlog	6.337	6.126	3,4

- Poland
  - ✓ Backlog expansion

Budimex

	Jun. 2004	Jun. 2003	Δ %
Sales	170.2	173.1	-1.7
EBIT	-3.0	-1,0	
Margin	-1.8%	-0.6%	
Backlog	492	429	14.7

Services - Key figures

ferrovial

€ million

- Change in size
- Margin expansion
- Amey turnaround

"On track"

	Jun. 2004	Jun. 2003	Δ %
Sales	1,260.4	194.2	549.0
EBIT	86,6	10,1	757,4
Margin	6.9%	5.2%	
Backlog	5.331	866	515.5

Amey	Jun.2004
Sales	734.1
EBITDA	55.2
Margin	7.5%
EBIT	43.3
Margin	5.9%
Backlog	2,985

Infrastructure - Key figures

ferrovial

€ million

- Cintra IPO
- 407 ETR Arbitration ruled in favour
- Strong traffic growth

	Jun. 2004	Jun. 2003	Δ %
Sales	288.9	239.8	20.5
EBIT	133.1	117.1	13.7
Margin	46.1%	48.8%	

	Jun. 2004	Jun. 2003	Δ %
Toll Road Traffic			
Ausol I	18,119	16,428	10.3
Ausol II	15,032	13,569	10.8
Autema	18,448	16,828	9.6
Airport Traffic			
Sidney	13,113	11,514	13.9
Bristol	2,082	1,765	18.0
Belfast	944	914	3.3

Real Estate - Key figures

€ million

- Lower sales due to calendarisation
- Backlog remains strong

	Jun. 2004	Jun. 2003	Δ %
Sales	368.8	380.5	-3.1
EBIT	67.4	80.5	-16.3
Margin	18.3%	21.2%	
Backlog	1,008	924	9.1
Pre-sales	315	333	-5.4

January - June 2004 Results

ferrovial

Madrid, 22nd July 2004



Earnings presentation

January-June 2004

ferrovial

Contents

Highlights

✓ **407 Express Toll Route**

The independent arbitrator appointed to resolve the dispute over the rules for toll changes on the 407 Express Toll Route in Toronto (Canada) issued a ruling on 10 July 2004. The decision confirms that, under the concession contract, the concession-holder is not obliged to ask the Province of Ontario for permission in order to increase tolls. The decision can be appealed to the Superior Court of Ontario.

The arbitrator's decision, issued as part of the procedure agreed between the Province of Ontario and 407 ETR Concession Company Limited, confirms the concession company's position and ratifies that the toll increase implemented on 1 February 2004 is fully valid.

✓ **Cintra IPO**

GRUPO FERROVIAL, S.A. (FERROVIAL) and Australian company MACQUARIE INFRASTRUCTURE GROUP (MIG) have reached an agreement to commence the necessary actions for subsidiary CINTRA CONCESIONES DE INFRAESTRUCTURA DEL TRANSPORTE, S.A. (CINTRA), which is owned 60% and 40%, respectively, to be floated on the Spanish stock market.

The agreement also envisages MIG acquiring 13.87% of Canadian toll road concession company 407 ETR in Toronto. As agreed, that stake is equivalent to 11.99% of CINTRA's capital, which will be delivered as consideration for the shares of 407ETR.

The process of application for CINTRA's IPO will commence immediately and both parties intend the listing to commence within 2004.

As a result of the flotation, MIG will sell its entire stake in CINTRA whereas FERROVIAL, through Ferrovial Infraestructuras, S.A., will keep a majority stake in CINTRA.

CINTRA centralises Ferrovial's toll road bidding and management activities in Spain and elsewhere and it is one of the world's largest private developers of transport infrastructure, with over 1.3 billion euros committed in concession companies' equity.

1. Key figures

Net income increased by 22.8% to 168.5 million euros.

EBIT grew by 31.2% to 365.3 million euros.

Financials

	June 04	June 03	Chg. (%)
Net income	**168.5**	**137.3**	**22.8**
EPS	**1.20**	**0.98**	**22.8**
EBIT	365.3	278.4	31.2
Net sales	3,520.8	2,408.6	46.2
Net financial debt	758.9	196	
Leverage	41%	12%	
Gross capital expenditure	208	226	

Operating figures

	June 04	June 03	Chg. (%)
Construction backlog	6,337	6,126	3.4
Real estate pre-sales	315	333	-5.4
Real estate backlog	1,008	924	9.1
Services backlog	5,331	866	515.5
Toll road traffic			
Autema	18,448	16,828	9.6
Ausol I	18,119	16,428	10.3
Ausol II	15,032	13,569	10.8
M-45	86,031	79,087	8.8
Airport traffic (thousands)			
Sydney	13,113	11,514	13.9
Bristol	2,082	1,765	18.0
Belfast	944	914	3.3
Parking spaces	198,189	181,150	9.4

1.1 Breakdown by division

Revenues	June 04	June 03	Chg. (%)
Construction	1,679.5	1,663.9	0.9
Real estate	368.8	380.5	-3.1
Infrastructure	288.9	239.8	20.5
Services	1,260.4	194.2	549.0
Adjustments (*)	-76.8	-69.8	
Total	**3,520.8**	**2,408.6**	**46.2**

(*)This item relates to consolidation adjustments for intra-group sales

EBIT	June 04	June 03	Chg. (%)
Construction	76.0	71.2	6.7
Real estate	67.4	80.5	-16.3
Infrastructure	133.1	117.1	13.7
Services	86.6	10.1	757.4
Other	2.2	-0.5	
Total	**365.3**	**278.4**	**31.2**

EBIT margin	June 04	June 03
Construction	4.5%	4.3%
Real estate	18.3%	21.2%
Infrastructure	46.1%	48.8%
Services	6.9%	5.2%
Consolidated group	**10.4%**	**11.6%**

EBT	June 04	June 03	Chg. (%)
Construction	100.9	87.3	15.6
Real estate	51.5	62.0	-16.9
Infrastructure	98.8	82.4	19.9
Services	37.8	7.2	425.0
Other	12.3	2.5	
Total	**301.3**	**241.4**	**24.8**

2. Analysis of income statement

2.1 Income statement

	June 04	June 03	Chg. (%)
NET SALES	**3,520.8**	**2,408.6**	**46.2**
Other revenues	12.7	24.5	-48.0
Change in finished product and product in process inventories	59.4	156.0	-62.0
Total operating revenues	3,592.9	2,589.1	38.8
External and operating expenses	2,353.9	1,833.4	28.4
Personnel expenses	765.0	399.8	91.4
EBITDA	**474.0**	**356.0**	**33.2**
EBITDA margin	**13.5%**	**14.8%**	
Period depreciation	79.1	41.4	91.0
Provision to Reversion Fund	16.2	12.7	27.7
Change in operating provisions	13.5	23.5	-42.8
EBIT	**365.3**	**278.4**	**31.2**
EBIT margin	**10.4%**	**11.6%**	
Financial revenues	42.4	26.1	62.5
Financial expenses	-87.6	-54.4	60.9
Financial result	**-45.2**	**-28.4**	**59.3**
Equity-accounted affiliates	3.4	-0.5	-758.3
Amortisation of goodwill in consolidation	-38.2	-11.1	243.1
ORDINARY INCOME	285.2	238.3	19.7
Extraordinary income	16.2	3.1	425.8
EBT	**301.3**	**241.4**	**24.8**
Corporate income tax	-96.8	-73.6	31.6
CONSOLIDATED INCOME	204.5	167.8	21.9
Minority interests	-36.0	-30.5	18.1
NET ATTRIBUTABLE INCOME	**168.5**	**137.3**	**22.8**

2.2 Net sales

Net sales increased by 46.2%.

The individual business lines performed as follows:

	June 04	June 03	Chg. (%)
Construction	1,679.5	1,663.9	0.9
Real estate	368.8	380.5	-3.1
Infrastructure	288.9	239.8	20.5
Services	1,260.4	194.2	549.0
Adjustments (*)	-76.8	-69.8	
Total	**3,520.8**	**2,408.6**	**46.2**

(*)This item relates to consolidation adjustments for intra-group sales

The main factors behind these changes were:

- Construction: negative impact on international construction due to the *completion of the Euroscut Algarve toll road. Domestic construction* increased by 2%.
- Infrastructure: good revenue and traffic performance on all toll roads, the opening in January 2004 of the Euroscut Algarve toll road and the positive effect of the exchange rate in Chile, Australia and the UK.

Sales by region:

	June 04	%	June 03	%	Chg. (%)
Spain	2,251	64%	1,889	78%	19.1%
Other countries	1,270	36%	519	22%	144.7%
Total	**3,521**	**100%**	**2,409**	**100%**	**46.2%**

International sales grew 145% due to the inclusion of Amey's revenues, which accounted for 36% of the total.

Since June 2003, the Polish zloty has depreciated by 9.5% and the Canadian dollar by 2.5% (2003-04 average rates).

The foreign countries making the greatest contribution to group revenues were the UK (22%), Poland (5%), Canada (3%), Portugal (3%) and Chile (2%).

2.3 Operating and personnel expenses

Total operating and personnel expenses grew by 39.7%, in line with the increase in revenues, due mainly to the inclusion of new companies.

2.4 EBIT

The individual business lines performed as follows:

	June 04	June 03	Chg. (%)
Construction	76.0	71.2	6.7
Real estate	67.4	80.5	-16.3
Infrastructure	133.1	117.1	13.7
Services	86.6	10.1	757.4
Other	2.2	-0.5	
Total	**365.3**	**278.4**	**31.2**

EBIT grew fast (+31.2%) due to increased revenues and wider construction and services margins.

EBIT by division:

	June 04	June 03
Construction	21%	26%
Real estate	19%	29%
Infrastructure	36%	42%
Services	24%	4%
Consolidated group	**100%**	**100%**

Recurring businesses (infrastructure and services) accounted for **60%** of EBIT, compared with 46% in 2003.

2.5 Financial result

	June 04	June 03
Concession companies	-35.6	-21.4
Rest of group	-9.7	-7.0
Total	**-45.2**	**-28.4**

Breakdown of the "Rest of group" financial result:

	June 04	June 03
Financing result	-15.1	-0.3
Other financial results	5.4	-6.7
Total	**-9.7**	**-7.0**

"Financing result" increased to 15.1 million euros with respect to June 2003 due to a higher net debt balance (from 196 million euros to 759 million euros).

"**Other financial results**" changed from a net debt position to a net cash balance (includes items such as default interest, surety expenses and mortgages). The main change was in default interest since the group collected 14 million euros in 2004, compared with 4 million euros in 2003.

The **concession companies' net financial expenses** increased by 14.2 million euros due mainly to financial expenses related to London Underground (9.6 million euros), as well as the upgrade of the inflation projections applied to the cost of Canadian inflation-linked real return bonds (RRBs) and the full operation of the Euroscut Algarve toll road (Portugal) in the full year.

2.6 Equity-accounted affiliates

Income from equity-accounted affiliates totalled 3.4 million euros (-0.5 million euros in 2003). The difference is due principally to improved earnings at Europistas and better performance by Sydney Airport. Income from equity-accounted affiliates in June 2004 was slightly lower than in March 2004 due to the deconsolidation of the group's stake in Mexican airports following the divestment.

Sydney Airport contributed a loss of 3 million euros, compared with a loss of 4.4 million euros at June 2003.

2.7 Goodwill

	June 04	June 03
Budimex	2.2	1.9
Real estate	1.3	1.3
Infrastructure	6.7	6.8
Services	28.0	1.3
Total	**38.2**	**11.3**

Goodwill amortisation increased from 11.3 million euros to 38.2 million euros due to the inclusion of goodwill from acquisitions in 2003.

2.8 Taxes

The book expense for taxes totalled 96.8 million euros, implying a tax rate of 32.1%, slightly higher than the 30.5% in 2003.

2.9 Net income

Net income **increased by 22.8%** to **168.5 million euros**.

3. Analysis by business area

3.1 Construction

	June 04	June 03	Chg. (%)
Sales	1,679.5	1,663.9	0.9
EBIT	76.0	71.2	6.7
EBIT margin	4.5%	4.3%	
EBT	100.9	87.3	15.6
EBT margin	6.0%	5.2%	
Backlog	6,337	6,126	3.4
Investment	14	21	

Sales increased moderately and the EBIT margin widened to 4.5%. **Excluding the currency effect, sales would have increased by 1.4%.** Domestic construction grew by 2.5%.

The **backlog** increased by 3% and now accounts for over **22 months'** activity.

Budimex figures

	June 04	June 03	Chg. (%)
Sales	170.2	173.1	-1.7
EBIT	-3.0	-1.0	
EBIT margin	-1.8%	-0.6%	
EBT	-5.0	-5.2	-3.8
EBT margin	-2.9%	-3.0%	
Backlog	492	429	14.7

The Polish construction **market rebounded** in the first months of 2004, **increasing the backlog**. The EBIT margin narrowed slightly due to higher provisions (+2.9%). The Polish zloty has depreciated by 9.5% against the euro in the last twelve months.

Construction figures excluding Budimex

	June 04	June 03	Chg. (%)
Sales	1,509.3	1,490.8	1.2
EBIT	79.0	72.2	9.4
EBIT margin	5.2%	4.8%	
EBT	105.9	92.5	14.5
EBT margin	7.0%	6.2%	
Backlog	5,745	5,573	3.1

3.2 Real estate

	June 04	June 03	Chg. (%)
Sales	368.8	380.5	-3.1
EBIT	67.4	80.5	-16.3
EBIT margin	18.3%	21.2%	
EBT	51.5	62.0	-16.9
EBT margin	14.0%	16.3%	
Pre-sales	315	333	-5.4
Backlog	1,008	924	9.1
Land sales	130	255	

Sales decreased by 3.1% due to a considerable level of home deliveries in 1H03 and the seasonal effect in deliveries in 2004.

The EBIT margin in 1H04 (18.3%) is in line with full-year 2003 (18.2%) but decreased on June 2003 due to the effect of delivering very profitable properties (Sanchinarro) in 1Q03.

Pre-sales (-5%) **rebounded** on the first quarter of 2004 (-10%).

The backlog increased by 9%, ensuring approximately 15 months' sales.

The breakdown by business line is as follows:

	June 04	June 03	Chg. (%)
Total property development			
Sales	305.1	335.8	-9
EBITDA	70.4	87.2	-19
EBITDA margin	23.1%	26.0%	
Land sales			
Sales	9.6	0.0	
EBITDA	3.0	0.0	
EBITDA margin	31.3%		
Realty brokerage (Don Piso)			
Sales	52.7	48.0	10
EBITDA	8.1	8.2	-1
EBITDA margin	15.4%	17.1%	
Tertiary			
Sales	1.5	2.0	-24
EBITDA	1.6	1.6	0
EBITDA margin	106.7%	81.3%	
Operating expenses	**-15.7**	**-16.5**	**-5**
EBIT	**67.4**	**80.5**	**-16**
% EBIT margin	18.3%	21.2%	

3.3 Infrastructure

	June 04	June 03	Chg. (%)
Sales	288.9	239.8	20.5
EBIT	133.1	117.1	13.7
EBIT margin	46.1%	48.8%	
EBT	98.8	82.4	19.9
EBT margin	34.2%	34.4%	
Investment	68	68	

All line-items improved due to greater activity in all areas. The main highlights were the start of toll collection at the Euroscut Algarve toll road in Portugal, the inclusion in June 2003 of Belfast City Airport, and exceptional performance by the principal toll roads.

Toll roads

	June 04	June 03	Chg. (%)
Revenues	213.3	183.1	16.5
EBIT	117.5	104.6	12.3
EBIT margin	55.1%	57.1%	

Toll road revenues rose by 17% as a result of sharp revenue growth in Spain and the inclusion of the Euroscut Algarve in Portugal (14.1 million euros).

Traffic grew rapidly in 1H04 on all the Spanish toll roads: Ausol I (+10%), Ausol II (+11%) and Autema (+10%).

Main toll roads:

407 ETR

For legal reasons, the 407 ETR results cannot be published until they have been approved by the company's Board of Directors. The next Board of Directors meeting will be held on 23 June and the results will be published on the same day.

Traffic performance data has been reported monthly through the Ferrovial bulletin.

Ausol

Total Ausol	**June 04**	**June 03**	**Chg.**
Revenues	22.7	19.9	14.0%
EBIT	14.8	13.7	8.0%
EBIT margin	65.3%	69.0%	
Ausol I			
Revenues	18.6	16.4	13.6%
EBIT	12.8	11.5	10.8%
EBIT margin	68.7%	70.4%	
Average daily traffic	**18,119**	**16,428**	**10.3%**
Ausol II			
Revenues	4.1	3.5	15.6%
EBIT	2.0	2.2	-7.3%
EBIT margin	50.0%	62.3%	
Average daily traffic	**15,032**	**13,569**	**10.8%**

Autema

	June 04	**June 03**	**Chg.**
Revenues	16.9	14.9	13.4%
EBIT	11.1	10.4	6.7%
EBIT margin	65.7%	69.8%	
Average daily traffic	**18,448**	**16,828**	**9.6%**

Chilean toll roads

	June 04	June 03	Chg.
Revenues	40.5	34.5	17.4%
EBIT	22.6	16.2	39.5%
EBIT margin	55.8%	47.0%	

M-45

	June 04	June 03	Chg.
Revenues	11.2	10.1	10.9%
EBIT	7.5	6.5	15.4%
EBIT margin	67.0%	64.4%	
Average daily traffic	**86,031**	**79,087**	**8.8%**

Airports

	June 04	June 03	Chg. (%)
Revenues	28.0	17.1	63.7
EBIT	6.4	3.1	106.5
EBIT margin	22.9%	18.1%	

Revenues almost doubled due to good performance by Bristol Airport (+12%) and the inclusion of Belfast City Airport (contributing 11.4 million euros).

The EBIT margin stood at 22.9% due to an improved margin at Bristol Airport.

Airports contributed a net loss of 4.7 million euros, compared with a net loss of 10.2 million euros in 2003.

Main airports:

Sydney (equity-accounted)

	June 04	June 03	Chg.	Chg. in local currency
Revenues	162.2	137.4	18%	10%
EBITDA	127.3	105.7	20%	
EBITDA margin	78%	77%		
EBIT	83.7	62.1	35%	
EBIT margin	52%	45%		
EUR/AUD exchange rate	**1.6618**	**1.7824**	**-7%**	
Passengers (thousands)				
International	8,586	7,708	11%	
Domestic	4,528	3,806	19%	
Total	**13,113**	**11,514**	**14%**	

Air traffic has recovered strongly in the last few months, after overcoming the extraordinary events in 2003 (the war in Iraq, SARS, etc.). International traffic at Sydney airport grew by 25% in June.

Sydney: International traffic in 2003 (change on previous month)


35%
30%
25%
20%
15%
10%
5%
0%
-5%
-2,9%
0,3%
6,0%
-0,1%
7,6%
7,8%
7,1%
8,8%
11,0%
29,9%
32,4%
24,7%
Jul
Ago
Sep
Oct
Nov
Dic
Ene
Feb
Mar
Abr
May
Jun

Bristol (50% proportionally consolidated)

	June 04	June 03	Chg.	Chg. in local currency
Revenues	31.2	27.8	12%	9%
EBITDA	18.5	15.4	20%	
EBITDA margin	59%	55%		
EBIT	16.3	13.2	23%	
EBIT margin	52%	47%		
EUR/GBP exchange rate	**0.6718**	**0.6897**	**-3%**	

Passengers (thousands)			
International	613	479	28%
Domestic	1,469	1,285	14%
Total	**2,082**	**1,765**	**18%**

Belfast City Airport (Fully consolidated)

	June 04
Revenues	11.4
EBITDA	1.8
EBITDA margin	16%
EBIT	0.1
EBIT margin	1%
EUR/GBP exchange rate	**0.6718**

Passengers (thousands)	June 04	June 03	
Domestic	944	914	3%
Total	**944**	**914**	**3%**

Car parks

	June 04	June 03	Chg. (%)
Revenues	47.6	39.6	20.2
EBIT	9.2	9.4	-2.1
EBIT margin	19.3%	23.7%	
Parking spaces	198,189	181,150	9.4

3.4. Services

	June 04	June 03	Chg. (%)
Revenues	1,260.4	194.2	549.0
EBIT	86.6	10.1	757.4
EBIT margin	6.9%	5.2%	
EBT	37.8	7.2	425.0
EBT margin	3.0%	3.7%	
Backlog	5,331	866	515.5
Investment	84	123	

Revenues rose approximately 6-fold and EBIT around 8-fold, boosted by the inclusion of Amey and Cespa.

The EBIT margin improved overall due to good performance by all activities.

Amey

	June 04
Revenues	734.1
EBITDA	55.2
EBITDA margin	7.5%
EBIT	43.3
EBIT margin	5.9%
EBT	16.6
EBT margin	2.3%
Backlog	2,985

EBT includes 14 million euros of goodwill amortisation.

Services excluding Amey

	June 04	June 03	Chg. (%)
Revenues	526.3	194.2	171.0
EBIT	43.3	10.1	328.7
EBIT margin	8.2%	5.2%	
EBT	21.2	7.2	194.4
EBT margin	4.0%	3.7%	
Backlog	2,346	866	170.8

The EBIT margin widened to 8.2%.

Consolidated balance sheet at 30-6-04

	June 04	Dec. 03
Due from shareholders for uncalled capital	18.5	5.1
FIXED ASSETS	7,179.6	6,919.7
GOODWILL IN CONSOLIDATION	1,275.1	1,270.5
DEFERRED CHARGES	1,222.7	1,193.6
CURRENT ASSETS	5,522.0	5,163.0
Inventories	1,538.5	1,442.3
Accounts receivable	2,870.3	2,560.8
Cash and cash equivalents	1,027.9	1,098.5
Concession companies	513.9	421.0
Other companies	514.0	677.5
Accrual adjustments	84.8	60.8
TOTAL ASSETS	**15,218.0**	**14,551.7**
SHAREHOLDERS' EQUITY	1,857.7	1,753.9
MINORITY INTERESTS	969.4	907.6
NEGATIVE DIFFERENCE IN CONSOLIDATION	9.0	9.4
DEFERRED REVENUES	178.2	145.2
PROVISIONS FOR CONTINGENCIES AND EXPENSES	418.5	423.8
LONG-TERM DEBT	6,673.9	6,016.5
Interest-bearing debt	6,139.7	5,487.7
Toll road concession companies	5,347.8	5,038.5
Other companies	792.0	449.2
Trade accounts payable	534.2	528.7
CURRENT LIABILITIES	4,851.2	5,040.6
Interest-bearing debt	852.0	1,130.3
Toll road concession companies	369.6	312.0
Other companies	482.4	818.3
Trade accounts payable	3,197.5	3,197.9
Other short-term debt	776.6	677.8
Accrual adjustments	25.1	34.7
OPERATING PROVISIONS	260.1	254.7
TOTAL LIABILITIES	**15,218.0**	**14,551.7**

4.1 Net cash balance at 30-6-04

	Ferrovial	Concessionaires	Total
Debt	**1,274.4**	**5,717.3**	**6,991.7**
Long term	792.0	5,347.8	6,139.7
Short term	482.4	369.6	852.0
Cash and cash equivalents	**515.5**	**513.9**	**1,029.4**
Net balance	**-758.9**	**-5,203.4**	**-5,962.3**
% of total	**13%**	**87%**	**100%**
Leverage	**41%**		

4.2 Gross capital expenditure in the period

	June 04
Construction	13.5
Real estate (excluding land)	1.3
Infrastructure	68.1
Services	83.7
Others	41.7
Total	**208.3**

The Real Estate division invested 130 million euros in land purchases.

Annex I - Capitalisation of financial expenses on operational infrastructure under the Ministerial Order dated 10 December 1998

Under Spanish accounting regulations, subject to certain conditions, toll road concession companies must capitalise part of the financial expenses accrued after the end of the construction period. This regulation is explained in detail in the annual report.

At present, this method is not expressly regulated under International Accounting Standards, which will be obligatory for listed consolidated groups from 2005 onwards. The purpose of this note is to disclose the impact on the group's income of not capitalising financial expenses accrued after the end of the construction period.

	June 04	**Capitalised financial expenses**	**June 04**
	a	b	(a+b)
Net sales	**3,520.8**		**3,520.8**
EBIT	**365.3**		**365.3**
Financial result - toll roads	-35.6	-125.2	-160.8
Financial result - other companies	-9.7		-9.7
Financial result	**-45.2**	**-125.2**	**-170.5**
Equity-accounted affiliates	3.4	-3.7	-0.3
Goodwill amortisation	-38.2		-38.2
Ordinary income	**285.2**	**-128.9**	**156.2**
Extraordinary income	16.2		16.2
EBT	**301.3**	**-128.9**	**172.4**
Corporate income tax	-96.8	41.7	-55.1
Income after taxes	**204.5**	**-87.2**	**117.3**
Minority interests	-36.0	49.1	13.1
Net income	**168.5**	**-38.1**	**130.3**

Annex II - Contracts obtained in the quarter

Construction

- Reinforcement of cladding in the Lilla tunnel on the Madrid-Zaragoza-Barcelona-French border high-speed railway line (Tarragona)
- Construction of an office complex, including car parks and site development, in District 22 in Barcelona
- Expansion of the waste water treatment plant in Guadalajara
- Platform extension and remodelling of line 3 of the Madrid Metro system.
- Mirador Puerta de Hierro housing development (Madrid)
- Construction of line 9 of Barcelona Metro
- Extension of Line 1 of Madrid Metro to Ensanche de Vallecas (Madrid)
- Construction of line 9 of Barcelona Metro. Airport – Logistics park section (Barcelona)
- Extension of PM-1 (Palma-Palmanova) highway to the Norte de Paguera junction (Palma de Mallorca)
- Remodelling of houses of victims of the 11 March terrorist attacks.
- PR-10 Road, section 1, 14 Km, municipality of Utuado (Puerto Rico)

Services

Spain

- Cleaning services for the headquarters, main strategic base and branches of the Maritime Safety And Rescue Service
- Cleaning services for primary healthcare centres in (Sevilla)
- Cleaning services for the Costa del Sol State hospital (Málaga)
- Management of public services as part of the integral concession contract at the High Performance Sports Centre in Sierra Nevada (Granada)
- Expansion of refuse and solid waste collection and street-cleaning services in San Roque (Cádiz)
- New cleaning contract for the SAS hospital in Jerez, the C.P.E. Sanlucar Barrio Alto and the V.S.M. Infanta Juvenil
- Cleaning services for health centres (Málaga)
- New cleaning contract for Area 1 Specialised Healthcare Centres (Madrid)
- New facility management contract for municipal buildings (Pamplona)
- Cleaning services for Complutense University buildings (Madrid)

Amey

- Streetlighting maintenance and management contract in Manchester (UK).
- Streetlighting maintenance and management contract in Wakefield (UK).
- Preferred bidder for the Metropolitan Police Authority's facility management contract.

Infrastructure

- Expansion of regulated on-street parking for Estella municipality (Navarra)
- Extension of the short-stay car park concession in Valencia
- Parking meters in Palencia
- Management of provisional car parks for the "Las Edades del Hombre" exhibition at the former livestock market and San Isidro atrium (Ávila)
- Management of supervised on-street parking in Peñíscola (Castellón)

Additional information

Investor Relations Department

Address:	Príncipe de Vergara 135 28002 Madrid
Telephone:	+34 91 586 28 26 +34 91 586 28 28
Fax:	+ 34 91 586 26 89
e-mail:	ir@ferrovial.es
web:	**http://www.ferrovial.com**

Security reference | GENERAL | VERSION 3.2.2

INFORMATION ABOUT:

HALF **1st** YEAR **2004**

I. IDENTIFICATION DETAILS OF ISSUER

Company name:
GRUPO FERROVIAL, S.A.

Business address:	**Tax identification no.:**
CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID	A-28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:	**Signature:**
Nicolás Villén Jiménez, Chief Financial Officer, empowered by a deed granted before the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.	

CONTENT OF HALF-YEAR RESULTS
(mark the corresponding box with an X if affirmative)

		Individual	Consolidated
I. Identification details of issuer	0010	X	
II. Change in consolidated group	0020		X
III. Basis of presentation and valuation standards	0030	X	X
IV. Balance sheet	0040	X	X
V. Income statement	0050	X	X
VI. Breakdown of net revenues by activity	0060	X	X
VII. Number of employees	0070	X	X
VIII. Business performance	0080		X
IX. Dividends distributed	0090	X	
X. Significant events	0100	X	X
XI. Annex explaining significant events	0110	X	X
XII. Special auditors' report	0120		

II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP (19)

The main changes in the consolidated group in 1H04 were as follows:

Services

- In January 2004, Trasa, S.A. was acquired for a total of 14,561 thousand euros as part of the process of acquiring the Cespa Group. Trasa has a 25% holding in Ecocat, S.L., a company engaged in special industrial waste treatment. As a result, Grupo Ferrovial's direct and indirect holding in said company now stands at 50%, including Cespa, S.A.'s existing 25% holding. Accordingly, that company is no longer equity-accounted but is now proportionally consolidated.

Infrastructure

- Autopista Madrid Levante, C.E.S.A., which obtained the Ocaña-La Roda toll road concession, was consolidated for the first time. Grupo Ferrovial's total direct and indirect stake amounts to 63.70%, through Ferrovial Infraestructuras, S.A. (50%), Europistas Concesionaria Española de Autopistas, S.A. (40%) and Budimex, S.A. (10%). The total subscribed capital amounted to 51,672 thousand euros, of which 12,918 thousand euros had been paid in at March 2004.
The Ocaña-La Roda toll road is the direct continuation of the Radial 4 toll road, also managed by Ferrovial, and will be 177.3 km long, of which 118 km will be tolled.

- In April, the Ferrovial Group acquired 0.22% of Sydney Airport for 3,026 thousand euros, increasing its stake to 20.89%.

- Also in April, the Ferrovial Group divested 24.5% of Inversiones Técnicas Aeroportuarias (which holds the concession for the South-East Mexican airports) for 23,660 thousand euros.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

All the financial and accounting information included in this documentation was prepared in accordance with generally accepted accounting principles and the criteria required by current law.

The same principles and criteria used in Ferrovial's audited financial statements as at 31 December 2003 were applied.

However, there was a reclassification in 31 December 2003 due to the change in the allocation of the change in real estate inventories within the income statement.

Up to then, the change in inventories was included under the heading "External and operating expenses" in the income statement. It is now included under "Change in finished product and product-in-process inventories".

This reclassifaction has no impact on group operating profit or net profit–it was a simple reclassification between line-items in the income statement. To ensure a correct comparison between periods, the same reclassification was made to the corresponding data at 30 June 2003.

IV. INDIVIDUAL COMPANY BALANCE SHEET

Units: Thousands of euros

ASSETS		1H04	1H03
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200		
I. Start-up expenses	0210		
II. Intangible assets	0220	408	824
II.1 Rights on leased assets	0221	408	734
II.2 Other intangible assets	0222	0	90
III. Tangible fixed assets	0230	8,224	8,504
IV. Long-term financial investments	0240	1,804,103	1,264,704
V. *Own shares held for the long term*	0250	1,364	39,750
VI. Long-term trade receivables	0255		
B) FIXED ASSETS (1)	0260	**1,814,099**	**1,313,782**
C) DEFERRED CHARGES (2)	0280	0	12
I. Due from shareholders for called capital	0290		
II. Inventories	0300	646	1,243
III. Accounts receivable	0310	65,653	64,335
IV. Short-term financial investments	0320	1,005,897	786,341
V. Own shares held for the short term	0330		
VI. Cash	0340	545	955
VII. Accrual adjustments	0350	-189	-202
D) CURRENT ASSETS	0360	**1,072,552**	**852,672**
TOTAL ASSETS (A + B + C + D)	0370	**2,886,651**	**2,166,466**

LIABILITIES		1H04	1H03
I. Subscribed capital	0500	140,265	140,265
II. Reserves	0510	742,859	744,579
III. Prior years' results	0520		
IV. Period results	0530	152,821	121,094
V. *Interim dividends paid in the year*	0550		
A) SHAREHOLDERS' EQUITY	0560	**1,035,945**	**1,005,938**
B) DEFERRED REVENUES (3)	0590	0	0
C) PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	83	330
I. Issue of bonds and other marketable securities	0610		
II. Payable to credit institutions	0615	300,000	597
III. Payable to group and associated companies	0620		
IV. Long-term trade payables	0625		
V. Other long-term payables	0630	106,547	189,197
D) LONG-TERM DEBT	0640	**406,547**	**189,794**
I. Issue of bonds and other marketable securities	0650		
II. Payable to credit institutions	0655	208,745	1,130
III. Payable to group and associated companies	0660	1,209,965	1,064,999
IV. Trade payables	0665	4,919	13,713
V. Other short-term payables	0670	19,642	-109,423
VI. Accrual adjustments	0680	783	-37
E) CURRENT LIABILITIES (4)	0690	**1,444,054**	**970,382**
F) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	0695	22	22
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**2,886,651**	**2,166,466**

V. INDIVIDUAL COMPANY INCOME STATEMENT

Units: Thousands of euros

		1H04		1H04	
		Amount	%	Amount	%
+ Net revenues (5)	0800	22,959	100.00%	32,106	100.00%
+ Other revenues (6)	0810	49	0.21%	17	0.05%
+/- Change in finished product and product-in-process inventories	0820		0.00%		0.00%
= TOTAL PRODUCTION VALUE	0830	**23,008**	100.21%	**32,123**	100.05%
- Net purchases	0840	-325	-1.42%	-552	-1.72%
+/- Change in merchandise, raw material and other consumable inventories	0850		0.00%		0.00%
- External and operating expenses (7)	0860	-10,261	-44.69%	-21,841	-68.03%
= ADJUSTED ADDED VALUE	0870	**12,422**	54.11%	**9,730**	30.31%
+/- Other expenses and revenues (8)	0880		0.00%		0.00%
- Personnel expenses	0890	-10,539	-45.90%	-9,336	-29.08%
= GROSS OPERATING PROFIT	0900	**1,883**	8.20%	**394**	1.23%
- Depreciation and amortization	0910	-821	-3.58%	-961	-2.99%
- Reversion Fund provision	0915		0.00%		0.00%
+/- Change in working capital provisions (9)	0920	37	0.16%	79	0.25%
= NET OPERATING PROFIT	0930	**1,099**	4.79%	**-488**	-1.52%
+ Financial revenues	0940	161,422	703.09%	133,422	415.57%
- Financial expenses	0950	-20,337	-88.58%	-12,981	-40.43%
+ Capitalised interest and exchange differences	0960		0.00%		0.00%
+/- Amortisation and financial provisions (10)	0970		0.00%		0.00%
= PROFIT ON ORDINARY ACTIVITIES	1020	**142,184**	619.30%	**119,953**	373.62%
+/- Results from intangible and tangible fixed assets and control portfolio (11)	1021		0.00%	21	0.07%
+/- Change in provisions for intangible and tangible fixed assets and control portfolio (12)	1023		0.00%		0.00%
+/- Results from transactions with own shares and bonds (13)	1025	14,517	63.23%	1,685	5.25%
+/- Prior years' results (14)	1026		0.00%	-704	-2.19%
+/- Other extraordinary items (15)	1030		0.00%		0.00%

= PROFIT BEFORE TAXES	**1040**	**156,701**	682.53%	**120,955**	376.74%
+/- Corporate income taxes and other	**1042**	-3,880	-16.90%	139	0.43%
= PERIOD PROFIT	**1044**	**152,821**	665.63%	**121,094**	377.17%

IV. CONSOLIDATED GROUP BALANCE SHEET

Units: Thousands of euros

ASSETS		1H04	1H03
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200	18,494	7,361
I. Start-up expenses	1210	11,014	11,246
II. Intangible assets	1220	177,215	152,144
II.1 Rights on leased assets	1221	26,083	5,439
II.2 Other intangible assets	1222	151,132	146,705
III. Tangible fixed assets	1230	6,066,828	5,247,462
IV. Long-term financial investments	1240	921,413	986,578
V. Controlling company shares held for the long term	1250	3,163	42,699
VI. Long-term trade receivables	1255		
B) FIXED ASSETS (1)	1260	**7,179,633**	**6,440,129**
C) GOODWILL IN CONSOLIDATION (2)	1270	1,275,137	357,443
D) DEFERRED CHARGES (2)	1280	1,222,710	1,091,059
I. Due from shareholders for called capital	1290	556	
II. Inventories	1300	1,538,488	1,386,886
III. Accounts receivable	1310	2,870,290	2,103,239
IV. Short-term financial investments	1320	714,187	432,080
V. Controlling company shares held for the short term	1330		
VI. Cash	1340	313,700	203,047
VII. Accrual adjustments	1350	84,803	71,751
E) CURRENT ASSETS	1360	**5,522,024**	**4,197,003**
TOTAL ASSETS (A + B + C + D + E)	1370	**15,217,998**	**12,092,995**

LIABILITIES		1H04	1H03
I. Subscribed capital	1500	140,265	140,265
II. Reserves at controlling company	1510	797,998	747,635
III. Reserves at consolidated companies (16)	1520	828,434	624,706
IV. Translation differences (17)	1530	-77,473	-68,233
V. Results attributed to controlling company	1540	168,501	137,262
VI. Interim dividends paid in the year	1550		
A) SHAREHOLDERS' EQUITY	1560	**1,857,725**	**1,581,635**
B) MINORITY INTERESTS	1570	969,359	823,361
C) NEGATIVE DIFFERENCE IN CONSOLIDATION	1580	8,975	5,826
D) DEFERRED REVENUES (3)	1590	178,178	76,819
E) PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600	418,505	304,803
I. Issue of bonds and other marketable securities	1610	2,971,190	3,058,187
II. Payable to credit institutions	1615	3,166,924	1,777,059
III. Long-term trade payables	1625	534,202	539,824
IV. Other long-term payables	1630	1,627	6,178
F) LONG-TERM DEBT	1640	**6,673,943**	**5,381,248**
I. Issue of bonds and other marketable securities	1650	202,763	311,886

II. Payable to credit institutions	1655	646,923	192,891
III. Trade payables	1665	3,149,818	2,580,152
IV. Other short-term payables	1670	826,535	629,717
V. Accrual adjustments	1680	25,138	36,922
G) CURRENT LIABILITIES (4)	1690	**4,851,177**	**3,751,568**
H) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	1695	260,136	167,735
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**15,217,998**	**12,092,995**

V. CONSOLIDATED GROUP INCOME STATEMENT

Units: Thousands of euros

		1H04		1H03	
		Amount	%	Amount	%
+ Net revenues (5)	1800	3,520,810	100.00%	2,408,551	100.00%
+ Other revenues (6)	1810	12,729	0.36%	24,493	1.02%
+/- Change in finished product and product-in-process inventories	1820	59,943	1.70%	154,057	6.40%
= TOTAL PRODUCTION VALUE	1830	**3,593,482**	102.06%	**2,587,101**	107.41%
- Net purchases	1840	-663,675	-18.85%	-680,620	-28.26%
+/- Change in merchandise, raw material and other consumable inventories	1850	0	0.00%	0	0.00%
- External and operating expenses (7)	1860	-1,690,820	-48.02%	-1,150,768	-47.78%
= ADJUSTED ADDED VALUE	1870	**1,238,987**	35.19%	**755,713**	31.38%
+/- Other expenses and revenues (8)	1880		0.00%		0.00%
- Personnel expenses	1890	-764,967	-21.73%	-399,770	-16.60%
= GROSS OPERATING PROFIT	1900	**474,020**	13.46%	**355,943**	14.78%
- Depreciation and amortization	1910	-79,103	-2.25%	-41,423	-1.72%
- Reversion Fund provision	1915	-16,190	-0.46%	-12,676	-0.53%
+/- Change in working capital provisions (9)	1920	-13,466	-0.38%	-23,527	-0.98%
= NET OPERATING PROFIT	1930	**365,261**	10.37%	**278,317**	11.56%
+ Financial revenues	1940	42,377	1.20%	26,084	1.08%
- Financial expenses	1950	-87,608	-2.49%	-54,441	-2.26%
+ Capitalized interest and exchange differences	1960		0.00%		0.00%
+/- Amortization and financial provisions (10)	1970		0.00%		0.00%
+/- Translation differences (18)	1980		0.00%		0.00%
+/- Results at equity-accounted affiliates	1990	3,351	0.10%	-509	-0.02%
- Amortization of goodwill in consolidation	2000	-38,197	-1.08%	-11,132	-0.46%
+ Reversal of negative differences in consolidation	2010	0	0.00%	35	0.00%
= PROFIT ON ORDINARY ACTIVITIES	2020	**285,184**	8.10%	**238,354**	9.90%
+/- Results from intangible and tangible fixed assets and control portfolio (11)	2021	976	0.03%	3,828	0.16%
+/- Change in provisions for intangible and tangible fixed assets and control portfolio (12)	2023	-136	0.00%	30	0.00%
+/- Results from transactions with own shares and bonds (13)	2025	14,517	0.41%	1,685	0.07%
+/- Prior years' results (14)	2026	-1,511	-0.04%	-2,264	-0.09%
+/- Other extraordinary items (15)	2030	2,311	0.07%	-206	-0.01%

= PROFIT BEFORE TAXES	**2040**	**301,341**	8.56%	**241,427**	10.02%
+/- Corporate income taxes	**2042**	-96,823	-2.75%	-73,635	-3.06%
= PERIOD PROFIT	**2044**	**204,518**	5.81%	**167,792**	6.97%
+/- Profit attributed to minority interests	**2050**	-36,017	-1.02%	-30,530	-1.27%
= PERIOD PROFIT ATTRIBUTED TO CONTROLLING COMPANY	**2060**	**168,501**	4.79%	**137,262**	5.70%

VI. BREAKDOWN OF NET REVENUES BY ACTIVITY

ACTIVITY		INDIVIDUAL 1H04	INDIVIDUAL 1H03	CONSOLIDATED 1H04	CONSOLIDATED 1H03
Construction	2100	265	13,658	1,679,531	1,663,889
Real estate	2105			368,837	380,527
Infrastructure	2110			288,892	239,806
Services	2115			1,260,356	194,181
Other & adjustments	2120	22,694	18,448	-76,806	-69,852
	2125				
	2130				
	2135				
	2140				
Completed construction pending certification (*)	2145			325,603	342,874
Total net revenues	2150	**22,959**	**32,106**	**3,520,810**	**2,408,551**
Spanish market	2160	22,959	32,106	2,249,929	1,889,431
Exports to: European Union	2170			1,065,569	136,451
OECD countries	2173			109,344	273,069
Other countries	2175			95,968	109,600

(*) To be completed only by construction companies

VII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

		INDIVIDUAL 1H04	INDIVIDUAL 1H03	CONSOLIDATED 1H04	CONSOLIDATED 1H03
TOTAL EMPLOYEES	3000	193	183	48,820	28,501

VIII. BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

Information regarding business performance is in the attached PDF file.

Information about related-party transactions (Article 37 of Law 44/2002)

A summary of related-party transactions at June 2004 is given below.

Those transactions were not material and were performed on an arm's length basis.

a) Transactions with significant shareholders:

- Installation upkeep, maintenance and repair services provided, amounting to 329,000 euros
- Receivables amounting to 48,000 euros, for lease of private transport

b) Directors of Grupo Ferrovial, S.A. and companies in which they hold an executive office:

- Services received with regard to ordinary hotel activity, amounting to 54,000 euros
- Sundry services provided, amounting to 508,000 euros
- Bank intermediation services amounting to 31,000 euros
- Proceeds from sales of houses amounting to 25,000 euros
- Credit lines and loans from financial institutions amounting to 147.250 million euros
- Guarantees from financial institutions amounting to 72.8 million euros, of which 21.98 million euros had been used at June 2004

c) Transactions with the Senior Management of Grupo Ferrovial, S.A.

- Proceeds from sales of houses amounting to 44,000 euros
- Loans granted, amounting to 400,000 euros, and cancellation of loans granted in prior years, amounting to 17,000 euros

IX. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount ('000s euros)
1. Ordinary shares	3100	38.0	0.38	53,261
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)

See Annex on following page (G-8b)

X. SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		X
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		X
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)	3220	X	
4. Increase and decrease in share capital or securities value	3230		X
5. Issuance, redemption or cancellation of debt securities	3240		X
6. Change in Directors or Board of Directors	3250		X
7. Amendments to the Company Bylaws	3260	X	
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the *Company or Group*	3280		X
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		X
11. Bankruptcy, protection from creditors, etc.	3310		X
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		X
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330	X	
14. Other significant events	3340	X	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

Additional information about distributed dividends (interim, supplementary, etc.)

On 26 March 2004, the Shareholders' Meeting of Grupo Ferrovial, S.A. approved the distribution of a supplementary dividend of 0.38 euros per share, charged to 2003 income.
The supplementary dividend, which amounted to 53,260,633.94 euros (excluding own shares held at the time of the payment) was paid on 13 May.

Addtionally, on 30 October 2003, the distribution of an interim 2003 dividend of 0.22 euros per share was approved by the Board of Directors. This dividend was paid on 14 November 2003 and amounted to 30,646,311.52 euros, excluding own shares on that date.

XI. ANNEX EXPLAINING SIGNIFICANT EVENTS

407 Express Toll Route: Tariff increase

1. 407 ETR Concession Company Limited ("407 ETR"), the company holding the concession to the toll road of the same name in Canada and in which Cintra Concesiones de Infraestructuras de Transporte, S.A. owns a 67.09% indirect stake, modified the tolls for that road in February 2004. This change was contested by the local government as it considered that such a modification required prior authorisation by the Administration. Based on legal opinions obtained, the interpretation shared by all the participants in the public tender for the concession in 1999 and the modifications carried out to date, 407 ETR considered that the concession regime did not establish that authorisation from the Administration be required.

2. 407 ETR subsequently sought an injunction against the Government of Ontario's claim of breach of contract. The Ontario Superior Court suspended the declaration of breach of contract until the dispute was resolved.

3. The independent arbitrator appointed to resolve the dispute over the rules for toll changes on the 407 Express Toll Route in Toronto (Canada) issued a ruling, which can be appealed to the Superior Court of Ontario.The decision confirms that, under the concession contract, the concession-holder is not obliged to ask the Province of Ontario for permission in order to increase tolls. Cintra Concesiones de Infraestructuras de Transporte, S.A., subsidiary of Grupo Ferrovial, S.A., is the majority shareholder of 407 ETR.

Annual Corporate Governance Report

4. On 27 February, the Board of Directors approved the 2003 Corporate Governance Report .

Shareholders' Meeting

5. On 26 March, the Shareholders' Meeting approved the following resolutions, among others:

- Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group.

- Application of the 2003 results and the distribution of a dividend of 0.60 euros per share paid out of 2003 income which, after deducting the interim dividend already paid, amounts to a payment of 0.38 euros per share, paid on 13 May 2004.

- Approval of the Board of Directors' conduct of business in 2003.

- *Amendment to the bylaws in matters regarding the Shareholders' Meeting.*

- Approval of the Shareholders' Meeting Regulation.

- Approval of a Stock Options Plan for executive directors and members of senior management who report directly to the Board or its delegate bodies.

- Empowerment of the Board to issue debentures, bonds, other fixed-income securities and warrants.

Cintra IPO

6. Through subsidiary Ferrovial Infraestructuras, S.A., Ferrovial and Macquarie Infrastructure Group (MIG) reached an agreement to initiate the proceedings for Cintra, Concesiones de Infraestructuras de Transporte, S.A., owned by both companies 60/40, respectively, to be floated on the Spanish stock market in 2004. The agreement also envisages MIG acquiring 13.87% of the company holding the concession for 407 ETR in Canada from Cintra, Concesiones de Infraestructuras de Transporte, S.A. in exchange for 11.99% of Cintra.

Acquisition of 10% of Ausol

7. Cintra, Concesiones de Infraestructuras de Transporte, S.A. (owned 60% by Grupo Ferrovial, S.A.) reached an agreement to acquire 10% of Ausol from Europistas, C.E.S.A.

XII. SPECIAL AUDITORS' REPORT

(This section must only be completed in the information relating to the first half of the year following the latest closed audited year and shall be applicable to issuers which, in accordance with section 13 of the Ministerial Order dated 18 January 1991, are required to present a special auditors' report, when the audit report on the financial statements of the year immediately before had denied an opinion or contained an adverse or qualified opinion. It should mention that the special auditors' report is attached as an annex to the half-year information and reproduces the information or statements made by the company directors about the updated situation of the qualifications included by the auditor in his report on the financial statements of the previous year and which, in accordance with the applicable technical audit standards, was used as the basis for preparing the aforementioned special report).

INSTRUCTIONS FOR COMPLETING THE HALF-YEARLY REPORT (GENERAL)

- Unless otherwise stated, the required monetary amounts must be expressed in thousands of euros, without any decimal points and rounded off,.
- Negative amounts must be expressed with a minus sign (-) in front of the number.
- Unless otherwise stated, each figure must include next to it the figure for the corresponding period of the previous year.
- The information included under "Business performance" must enable investors to form their own opinion, with sufficient background information, about the company's activity, its results during the reporting period, its financial position and other essential details about the general functioning of the company's business.

- Definitions:

(1) The different items under Fixed assets and investments must be shown net of accumulated depreciation and provisions.

(2) Deferred charges will include debt-arrangement expenses (expenses on issue and modification of fixed income securities and debt arrangement, including notary's fees, taxes, issuance of securities and similar), deferred interest expenses on marketable securities (the difference between the amount to be repaid and the issuance price of the fixed income securities and similar liabilities) and deferred interest expenses (difference between the amount to be repaid and the amount received in debts other than those represented by fixed income securities). Companies in the electricity sector must also include electricity industry accrual accounts under this heading.

(3) Deferred revenues will comprise capital subsidies, exchange gains, deferred interest revenues (interest included in the nominal value of the loans granted for trade operations, which will be booked in income in future years) and other deferred revenue.

(4) The part of long-term debts maturing in less than twelve (12) months' time must be transferred to the Current liabilities item.

(5) Net revenues comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.

(6) Other revenues comprise non-operating revenue, capitalized in-house work on fixed assets (with the exception of capitalized interest and exchange differences) and operating subsidies (capital subsidies transferred to period income must not be included).

(7) External and operating expenses shall include:

* Work carried out by other companies, external services (leasing, repair work, transport, insurance, energy, etc.), taxes (except income tax) and other management expenses.

* Provisions for contingencies and operating expenses (major repair work, etc., excluding provision for pensions and similar obligations, which must be registered under employee expenses).

(8) Other expenses and revenues must include profits or losses relating to non-managerial investors in the operations regulated under Articles 239 to 243 of the Commercial Code and from similar joint ventures.

(9) Change in working capital provisions will include sums booked in the period, net of overprovisions and reversals, for reversible depreciation of stocks and customer and other receivables. This item will also include final bad debts of customers and others.

(10) Amortization and financial provisions will include sums booked in the period, net of overprovisions and reversals, for reversible depreciation of marketable securities (excepting those which correspond to holdings in the capital of group companies or affiliates) and other marketable securities and in non-trade loans, both short- and long-term.

(11) Results from intangible and tangible fixed assets and control portfolio will include profits and losses arising from disposal of intangible and tangible fixed assets and long-term holdings in group companies, multigroup companies or affiliates, or total or partial removal from inventory due to losses caused by irreversible depreciation of these assets.

(12) Change in provisions for intangible and tangible fixed assets and control portfolio will include provisions booked in the period, net of overprovisions and reversals, for reversible depreciation of tangible assets and reversible amortization of intangible assets, as well as long-term holdings in group companies or affiliates.

(13) Results from transactions with own shares and bonds will include profits or losses arising from the amortization of bonds or the disposal of shares and bonds issued by the company.

(14) Prior years' results will include material prior years' earnings which, given their materiality, cannot be booked as such.

(15) Other extraordinary items will include:

* The amount of capital subsidies transferred to income for the period.
* Material extraordinary revenues and expenses which are not considered periodic , when evaluating the company's future results.

(16) Reserves at consolidated companies will include those relating to fully or proportionally consolidated companies, and to companies accounted for by the equity method.

(17) and (18) The Translation differences items (in consolidated accounts only) will include differences which arise from translating the foreign currency balances of fully or proportionally consolidated companies or companies accounted for by the equity method.

(19) Change in the companies comprising the consolidated group: only those companies which have been added to or excluded from the consolidated structure during the previous financial year are to be included.